FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2004

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant’s name into English)

Gran Vía, 28
28013 Madrid, Spain
3491-459-3050
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Quarterly Results of Telefónica Group: January - December 2003

Quarterly results

JANUARY – DECEMBER 2003

Telefónica

TABLE OF CONTENTS

TELEFÓNICA GROUP
Market Size
Financial Highlights
Results
Selected Financial Data
ANALYSIS OF RESULTS BY BUSINESS LINE
Fixed Line Business
Telefónica de España Group
Telefónica Latinoamérica Group
Telefónica Empresas
Mobile Business
Mobile Business
Other Business
Directories Business
Terra-Lycos Group
Atento Group
Content and Media Business.
ADDENDUM
Companies included in each Financial Statement
Key Holdings of the Telefónica Group and its Subsidiaries
Significant Events
Changes to the Perimeter and Accounting Criteria of Consolidation

NOTE:

The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.
These consolidated financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Group that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

MARKET SIZE

FINANCIAL HIGHLIGHTS

The most relevant factors of Telefónica Group results during the year 2003 are the following:

  The sustained growth of all businesses together with a general improvement in non-operating results have led to obtain a net income of 2,203.6 million euros:

    Telefónica Group EBITDA grew by 7.5% and Operating Profit by 25.8% in relation to the previous year.

    All non-operating items on the profit and loss account (associates, financial expenses, extraordinary results and goodwill amortization) improved significantly compared with 2002.

  Substantial growth of free cash flow generation and Group’s profitability:

    Free cash flow generation (EBITDA-CapEx) increased by 11.8% to reach 8,875.0 million euros, with significant increases in the cellular business (+14.5%) and in Telefónica de España Group (+12.8%).

    The consolidated EBITDA margin grew 3.1 percentage points over the past twelve months to 44.4%, thanks to greater or similar profitability in all business lines.

  Fourth quarter results confirm the trend of quarterly improvement seen over the year, with a significant growth in revenues (+9.0%), EBITDA (+18.3%) and Operating Profit (+41.6%) during the last quarter.

  Progressive improvement of Latin American operations over the year, which continue to recover:

    The slow-down of the negative impact of exchange rates on revenues and EBITDA continues (deducting 6.6 percentage points and 6.0 percentage points, respectively, in December, compared with -9.1 percentage points and -9.0 percentage points in September, -13.5 percentage points and -13.7 percentage points in June and -17.2 percentage points and -18.4 percentage points in March).

    For the second consecutive quarter of the year, Telefónica Latinoamérica showed a positive year on year performance in revenues (+13.6%) and EBITDA (+17.2%).

  2003 Financial commitments have been met and even surpass, based on the solid organic performance of all business lines:

    Revenues, EBITDA and Operating Profit, excluding exchange rates effect and changes in consolidation, improved by 6.0%, 12.5% and 29.7%, respectively.

    The performance of the cellular business over the year must be highlighted, with annual growth rates of 10.4% in revenues and 19.6% in EBITDA.

    Telefónica de España Group results recovered at the end of the year, ending 2003 with a year on year EBITDA growth of 0.4% and limiting the fall in revenues to 0.5%.

    Solid evolution of Telefónica Latinoamérica with respect to the previous year, recording an 8.4% increase in revenues and an 8.6% growth in EBITDA, without taking into account the effect of exchange rates.

  Acceleration in the rate of growth of the Group’s total client base (99 million, 13.0% higher than in 2002) through strong commercial activity in the cellular business and the expansion of broadband, setting the basis for future revenue growth at the Group level:

    Cellular managed client base increased by over 10.6 million in 2003 to reach 52.0 million. Fourth quarter net adds (4.2 million) was the highest in the Company’s history.

    The Group’s ADSL connections reached 2.7 million, with net adds of 1.2 million connections over the year.

  Group’s financial strength is reaffirmed:

    Net debt dropped by 14.6% in relation to December 2002, to reach 19,235.3 million euros.

    Net debt/EBITDA ratio stood at 1.5x in 2003 compared with 1.9x in 2002.

  During the year, a clear and ambitious long-term shareholder remuneration policy has been established, at the forefront of the European telecommunications sector:

    In 2003, a cash dividend of 0.25 euros per share and a dividend in kind corresponding to a 30% stake in Antena3 TV has been paid, and a 2% capital stock has been cancelled.

    Commitment to pay a minimum dividend on 0.4 euros per share for the period 2004-2006.

    Commitment to dedicate a minimum of 4,000 million euros to the acquisition of treasury stock over the period 2003-2006.

TELEFÓNICA GROUP RESULTS

The results obtained by Telefónica Group and the management report included in this report are based on the actions carried out by the various business units in the Group and which constitute the units over which management of these businesses is conducted. This implies a presentation of results based on the actual management of the various businesses in which Telefónica Group is present, instead of adhering to the legal structure observed by the participating companies.

In this sense, income statements are presented by business, which basically implies that each line of activity participate in the companies that the Group holds in the corresponding business, regardless of whether said holding has already been transferred or not, even though it might be the final intent of Telefónica, S.A. to do so in the future.

It should be emphasized that this presentation by businesses in no case alters the total results obtained by Telefónica Group. These results are incorporated from the date of effective acquisition of the holding.

Moreover, the results corresponding to Data, Solutions, and TIWS (wholesale international IP traffic and Broadband Capacity Management business, integrating Emergia within its assets) are published in the business line of Telefónica Empresas.

The results obtained by the Telefónica Group during 2003 were characterized by an improvement in the main operating and non-operating items of its income statement, the growth of its client base, net income and free cash flow generation, the increasing profitability of all business lines, and a reduction in net debt. Thus, the company was able to meet and ever surpass its main commitments adopted with the financial community for 2003.

Total client base exceeded 99 million compared with the almost 87 million of 2002, net income was in excess of 2,200 million euros, free cash flow generation (EBITDA-CapEx) grew by 11.8% in relation to 2002 to reach 8,875.0 million euros, EBITDA margin reached 44.4% (41.3% a year ago) and net debt amounted to 19,235.3 million euros at December 31, 3,297.8 million euros less than at the end of 2002.

Furthermore, there was a progressive improvement over the year in the economic situation of Latin America, reflected in the solid performance of local currency operations and allowing for the negative effect of local currency depreciation against the euro to be reduced quarter by quarter in the Group’s accounts.

The result obtained by the Telefónica Group was a consequence of a dual effort to manage and implement the strategic priorities of Telefónica: On one hand, focusing on the management of key businesses (fixed and cellular) and, on the other hand, simplifying the Group’s lines of activity and structure. This was reflected in the organic growth of operations and in the strengthening of the company’s position on key markets and businesses, in line with the aim to turn the company into a more flexible and efficient business model with a greater client orientation.

Secondly, during 2003, the restructuring process of unprofitable businesses that begun with the strategic decisions and agreements taken in 2002 was completed. It is worth mentioning the closing of the merger of Vía Digital with Sogecable, the take-over bid of Terra Lycos as well as the sale of certain assets (Antena 3 TV, the data business in Italy, the Austrian third-generation mobile telephony subsidiary, etc.).

The organic growth in operations was shown by the evolution of revenues, EBITDA and Operating Profit in 2003 that, in comparable terms, that is excluding exchange rates and changes in consolidation, recorded a significant year on year growth (+6.0%, +12.5% and +29.7%, respectively). In turn, non-operating result has improved line by line in 2003 compared with 2002: associates (-212.6 million euros compared with -527.9 million euros), financial results (-1,060.7 million euros compared with -2,221.6 million euros), amortization of goodwill (-442.5 million euros compared with -665.4 million euros) and extraordinary results (-1,249.7 million euros compared with -16,217.9 million euros).

Likewise, it is worth noting that the Group’s results in euros have improved quarter by quarter in view of the better year on year exchange rate comparison and the acceleration in the rhythm of underlying growth.

This performance has enabled the Telefónica Group to commit to a more explicit and long-term policy of shareholder remuneration during 2003, this being one of the most ambitious in the European telecommunications sector. Thus, during 2003, a cash dividend of 0.25 euros per share and a dividend in kind corresponding to a 30% stake were paid, and a 2% of capital stock has been amortized. For 2004-06, the Company has agreed to pay a minimum dividend of 0.4 euros per share each year and to devote a minimum of 4,000 million euros (during the period 2003-2006) to share buy-backs.

Operating revenues amounted to 28,399.8 million euros over the entire year, a similar level to that recorded in 2002 (28,411.3 million euros) and recovered significantly over the year (-12.9% in March, -7.3% in June and – 3.0% in September), primarily due to the lower negative effect of exchange rates (-17.2 percentage points during the first quarter, -13.5 percentage points in the first half, -9.1 percentage points in January-September and -6.6 percentage points as of December). Taking constant exchange rates into account and excluding changes in consolidation, the year on year growth rate for operating revenues was placed at 6.0%, supported by the contribution of the cellular business (+12.9%), Telefónica Latinoamérica (+8.1%) and Telefónica Empresas (+8.7%). This 6.0% adjusted growth in Group sales accelerated during the last quarter, as it had grown by 5.5% as of September.

By operator, the solid performance in 2003 of Telefónica Móviles España (+10.7%), Telesp (+18.2% in local currency), TASA (+14.5% in local currency) and Telefónica Data España (+6.0%) must be underlined. In quarterly terms, revenues during the last quarter of 2003 were the best of the year in absolute term (7,566.7 million euros) and reached a year on year growth rate of 9.0% in nominal euros (+6.4% in the third quarter).

This evolution of results is based on the growth of the Group’s client base. The Group’s managed client base at December 31, 2003 rose to 93.4 million, 11.2 million more than at the end of 2002 and 4.5 million more than in September 2003. This growth came about by the cellular and broadband business. Thus, the managed cellular client base reached 52.0 million, with a 25.7% growth compared with December of the previous year, notably due to strong commercial activity in all areas of operations. ADSL connections recorded a year on year growth of 81.8% to almost 2.7 million, 1.9 million corresponding to Europe and the remainder to Latin America.

Telefónica Latinoamérica, which accounts for 22.5% of consolidated revenues, reached sales of 6,377.1 million euros in 2003, limiting its year on year decrease rate to 8.3% (-14.4% as of September). It is worth noting that, for the second consecutive quarter, operating revenues had a positive year on year variation (4Q03/4Q02 +13.6%). In constant euros and over the past twelve months, sales grew by 8.4% (+9.1% to September).

Operating revenues for the cellular business, the first business line by sales contribution (36.7% of the total, 3.4 percentage points higher than in December 2002), rose to 10,428.3 million euros, 10.4% above those of January-December 2002. This growth was mainly promoted by the expansion of the client base (strong commercial activity during the last quarter) and the favorable performance of Telefónica Móviles España (+10.7%, with service revenues higher than in 2002 by 9.9%).

During the last quarter, the Telefónica de España Group changed the negative trend recorded during previous quarters and, for the first time since the last quarter 2002, operating revenues recorded an year on year increase (4Q03/4Q02 +1.4%). This evolution pushed 2003 revenues to 10,217.4 million euros (36.0% of total revenues), 0.5% below the 2002 figure.

In terms of the geographical breakdown of Telefónica Group revenues and EBITDA, Spain increased its contribution to 61.6% and 69.6% respectively at the end of 2003 (58.8% and 68.7% a year ago), while Latin American reduced its contribution to revenues to 33.3% of total (35.2% at 31/12/02) and in EBITDA to 30.6% (33.7% as of December 2002).

Operating costs decreased by 5.1% in 2003 compared with the previous year to reach 16,617.8 million euros, proving the efficiency of operations within the Group. This decrease was 2.9 percentage points lower than that cumulative as of September due to the lesser negative effect of exchange rate variations (-6.8 percentage points in December and -9.0 percentage points in September). In comparable terms, excluding this effect and changes in consolidation, operating costs grew by 1.5% compared with the 0.7% in January-September, primarily due to the cellular business (+7.4% versus +1.4% to September) because of higher commercial costs in Spain, Brazil and Mexico associated to the Christmas campaigns. In relation to December 2002, the adjusted year on year growth of operating costs (+1.5%) is almost entirely due to the strong commercial activity of Telefónica Móviles, together with the development of the long-distance business in Brazil.

Bad debt continued to be managed efficiently in the Telefónica Group over the entire year, as reflected in the ratio of bad debts over revenues that, at the end of 2003, stood at 1.5% and had improved by 0.8 percentage points each compared to December 2002. Telefónica Latinoamérica and the Telefónica de España Group were the lines to have most reduced their bad debts to revenues ratio (-0.6 percentage points each in relation to 2002, to 3.1% and 0.8%, respectively). The drop of TASA’s ratio to revenues must be underlined (around 1.2% in December 2003 versus 6.9% a year ago), due to the economic recovery of Argentina and the effectiveness of the measures implemented over the past twelve months (scoring procedures, control lines, etc.). Of the remaining Latin American operators, Telesp maintained its bad debt ratio at 3.7%, while CTC recorded a 0.8 percentage point increase over the past twelve months to 3.6% of revenues, although it has launched a series of initiatives in order to reverse this trend (ratio reduced by 0.1 percentage point over the past three months). In relation to the first nine months of the year, the bad debt ratio to revenues of the Telefónica Group remained almost unchanged (1.6% to revenues as of September versus 1.5% as of December).

Consolidated EBITDA amounted to 12,602.1 million euros, having exceeded that recorded in 2002 by 7.5%. The favourable evolution of operations and the moderation in the negative effect of exchange rates, which subtracted 6.0 percentage points from this growth, were the determining factors in this performance. In quarterly terms, the EBITDA for the last quarter grew by 18.3% compared with the same quarter of the previous year, the highest level of the year (+17.0% in 3Q03 and +3.5% in 2Q03). Excluding the fluctuations of exchange rates and changes in consolidation, the EBITDA grew by 12.5%, 0.3 percentage points higher than in September.

In 2003, the cellular business became the greatest contributor in absolute terms to the Group’s EBITDA (36.4% of the total compared to 32.7% twelve months ago), reaching 4,581.9 million euros, 19.6% above 2002 level, supported by Telefónica Móviles España (+12.9%). However, it must be noted that the strong commercial activity of the last quarter (net adds being 5.2 times higher than 4Q02) was reflected in a lower EBITDA margin during this period (39.1% compared with 43.9% for the full year).

Telefónica Latinoamérica (24.3% of the total EBITDA) has registered an EBITDA of 3,065.3 million euros at the end of 2003, 8.4% less than at the end of 2002 due to the depreciation of Latin American currencies against the euro. However, the slowing down of this effect over the second half of the year was reflected in the positive year on year performances of the third and fourth quarters of the year (+15.8% and +17.2%, respectively). In constant euros, there was an 8.6% increase in EBITDA for the year (8,4% as of September). Local currency growth rates of Telesp (+9.7%) and TASA (+35.5%) explained this performance and compensated for the decreases, also in local currency of CTC (-3.5% excluding Sonda) and TdP (-3.8%).

The EBITDA of the Telefónica de España Group, contributing with 36.0% of consolidated EBITDA (38.5% a year ago), amounted to 4,534.2 million euros during the year, 0.4% higher than that obtain during the same period of the previous year. The highest growth rate posted in the last quarter in comparison with the third quarter (+3.4% versus +2.0%), which is explained mostly by the savings brought about in personnel expenses by the 2003-2007 Pre-retirement Program, allowed for the downward trend recorded by the EBITDA over the year to be reversed (-1.6% in March, -1.9% in June and -0.7% in September).

In terms of operating profitability, the Group’s EBITDA margin rose to 44.4% at the end of the year, 3.1 percentage points higher than that cumulative in 2002. All business lines improved their margins, particularly the cellular business (43.9% versus 40.5% in 2002) and Telefónica Empresas (17.1% compared to 7.3% at the end of 2002) and with the exception of Telefónica Latinoamérica, where its margin to revenues remained unchanged at 48.1%.

The operating profit reached 6,327.9 million euros at the end of the year, an annual growth rate of 25.8%, 5.1 percentage points more than the January-September figure. This performance is explained by the higher rhythm of EBITDA growth (+7.5% versus +4.1% to September), which has compensated for the drop in the amortization decrease rate (-6.2% as of December compared to -8.2% in the first nine months of the year) due to the decrease in the exchange rate effect. Thus, excluding this effect and the changes in consolidation, amortizations continued with the improvement shown over the entire year and fell by 0.4% in December (+3.8% in March, +2.1% in June and +0.2% in September). If the operating profit is adjusted to reflect these two factors, its growth rate would have risen to 29.7% (28.3% in January-September 2003).

The negative results for associates was reduced over 2003 by 59.7% to 212.6 million euros as a result of both the sale of certain subsidiaries (ETI Austria, Data Uruguay, Azul TV in 2002, and Antena3 TV and Atlanet in 2003) and the smaller losses related to IPSE-2000, Medi Telecom, Pearson and Vía Digital (Sogecable was included in the Consolidated Group’s accounts in July 2003).

Total net financial costs reached 1,060.7 million euros as of December 2003, including a positive impact from the appreciation of the Argentinean peso of 134.4 million euros. Excluding that effect, the financial results rose to 1,195.1 million euros, which meant a drop of 29.4% compared to the comparable financial results for 2002 (1,692.8 million euros). Out of that percentage, 15.8 percentage points were due to the positive result of 267.5 million euros coming from the cancellation of US dollars denominated debt. Excluding also this positive result, 2003 financial results would have totaled 1,462.6 million euros, falling 13.6% versus the above-mentioned comparable figure of 2002.

The free cash flow generated by the Telefónica Group in 2003 reached 6,312.4 million euros, of which 1,233.3 million euros were devoted to dividend payments, 1,715.9 million euros to financial investments (net of real state divestitures) and 818.3 million euros to cancelation of commitments adquired by the Group, derived basically from the headcount reduction plan. Finally, Free Cash Flow after dividends, which corresponds to the one available for debt reduction, reached 2,544.9 million euros.

Net debt of Telefónica Group reached 19,235.3 million euros as of December 2003. The reduction of 3,297.8 million euros from 2002 consolidated net debt (22,533.1 million euros) arose mainly from the generation of 2,544.9 million euros of Free Cash Flow after dividends. Also, out of the total net debt reduction in the period, 859.4 million euros were related to the currencies movements effect on the non-euro denominated debt, basically due to the euro apreciation versus dollar, partially compensated by the increase of debt of 106.4 million euros due to changes in consolidation and other effect on financial statements.

Goodwill amortization dropped by 33.5% compared to 2002 to 442.5 million euros, following last year write-offs at Terra Lycos, Telefónica Deutschland, lobox and Pearson carried out last year. The acquisitions of Pegaso in September 2002 and TCO in May 2003 are the reasons behind the annual increase of the cellular business goodwill amortization (+14.6%).

Extraordinary results as of December 2003 (-1,249.7 million euros) are not comparable with those recorded during the previous year (-16,217.9 million euros), because of the write-offs related to the assets and restructuring costs of UMTS and those of Terra Lycos, Telefónica Deutschland and Pearson that were accounted for last year. Two significant extraordinary items have been accrued over the last quarter of 2003: 1) the provision related to the 5,489 employees that joined to the first stage of the 2003-2007 Pre-retirement Program at Telefónica de España, amounting to -1,372.3 million euros and 2) the capital gain for the sale of Antena3 TV for 392.3 million euros. Of the remaining extraordinary items to have occurred over the year, on a positive side it is important to note: i) the net capital gain related to real estate disposals (180.9 million euros), ii) the reversion of the provision for adapting to market prices treasury stock amortized last June and treasury stock as of December 31 (0.8% of share capital), which rose to 160.0 million euros, and on the negative side: i) the costs associated to the different contingencies and compensation for workforce restructuring at Telesp and TdP and ii) updating the provision for retirement and early retirement of Telefónica de España’s previous Pre-retirement Program.

The provision for tax over the year reached 913.4 million euros compared to the fiscal credit that arose in 2002 due to the depreciation in value (provision for investment valuation allowances, deductible) of European subsidiaries that were awarded UMTS licences. This tax provision will mean a very reduced cash outflow for the Group due to the application of deductions and the compensation of negative tax bases incurred in previous years.

The result attributable minorities was negative in 245.5 million euros over the period January-December 2003, compared to the 5,795.6 million euros in 2002, mainly due to the write-off of UMTS assets in Europe -excluding Spain-, and to the investment in Terra-Lycos. Excluding these effects, minorities for the previous year would have been positive in 266.4 million euros. This change in sign over 2003 was mostly due to: 1) lower losses in Terra Lycos and in the cellular business due to the closing of activities in Germany, 2) higher net income for operators of Telefónica Latinoamérica, 3) change in the consolidation of Atlanet (consolidated by the equity method since July 2002) and 4) remuneration of the preferred shares issued in December 2002.

Subsequent to the factors detailed in previous pages, Telefónica Group net income reached 2,203.6 million euros in 2003, compared to the net loss of 5,576.8 million euros recorded over the previous year. This difference is explained among other factors by the accounting for the writing off of assets and UMTS business restructuring costs in Germany, Austria, Switzerland and Italy. During the last quarter, net income amounted to 189.2 million euros, as they included the provision related to the first phase of the 2003-07 Telefónica de España Pre-retirement Program.

On the other hand, the CapEx of the Telefónica Group in 2003 rose to 3,727.1 million euros and recorded an year on year decrease of 1.6% compared to the previous year (+1.9% in constant currency terms and excluding changes in consolidation), representing a ratio to revenues of 13.1%, almost the same level as that reached in 2002 (13.3%). In general, all business lines have continued to reduce their level of investment from the previous year, with the exception of the cellular business, which experienced a 34.0% growth due to the deployment of GSM networks in Mexico and Chile.

The average workforce of the Telefónica Group was 149,465 employees in 2003, 5.1% lower than a year ago (-8,039 employees). This decrease is due to cuts in personnel made by Telefónica de España following the implementation of the 2003-2007 Pre-retirement Program and by Telefónica Latinoamérica, where most cuts are from the workforce restructuring programs carried out by Telesp in the first and last quarters of the year.

With regard to the abovementioned impact of the updating of external debt in the Group’s companies in Argentina, the consolidated accounts for 2003 showed positive impacts on the consolidated profit and loss account and in the heading "Translation differences in consolidation" in the Shareholder Equity caption of 84.0 million euros and of 420.3 million euros respectively, as a result of the appreciation of the Argentine peso from $US1 per 3.37 pesos at December 31, 2002 (1 euro per 3.53 pesos) to $US1 per 2.93 pesos at December 31, 2003 (1 euro per 3.70 pesos). In 2002, a negative impact of 354.7 million euros was recorded in the profit and loss account.

At December 31, the exposure of the Telefónica Group in the different Argentine companies was 1,095.3 million euros, this amount including goodwill, internal financing and the equity value to be assigned in these investments.

Among the aspects pending completion as of today, is, among others, the necessary renegotiation with the Government of its future tariffs due to the effect of the provisions of Law 25.561.

SELECTED FINANCIAL DATA

Telefónica Group
Reconciliation of Cash Flow and EBITDA minus CAPEX

Unaudited figures

	(Euros in Millions)		
	January - December		
	2003	2002	% Chg.
EBITDA	**12,602.1**	**11,724.2**	**7.5**
- CAPEX accrued during the period (EoP exchange rate)	(3,727.1)	(3,789.0)	
- Extraordinary payments related to operating activities and commitments	(1,006.4)	(1,139.1)	
- Net interest payment	(1,496.9)	(1,558.3)	
- Payment for income tax	(277.7)	(226.6)	
- Investment in working capital	(358.8)	(489.5)	
= Net Free Cash Flow after Capex	**5,735.3**	**4,521.7**	**26.8**
+ Cash received from sale of Real Estate	399.1	88.1	
- Net payment for financial investment	(2,115.1)	(1,564.0)	
-Dividends paid	(1,474.5)	(63.4)	
= Free Cash Flow after dividends	**2,544.9**	**2,982.4**	**(14.7)**

Note: At the Investor Conference held in October 2003, the concept expected "Free Cash Flow" 2003-2006 was introduced to reflect the amount of cash flow available to remunerate Telefónica S.A. Shareholders, to protect solvency levels (financial debt and commitments), and to accomodate strategic flexibility.
The differences with the caption "Net Free Cash Flow after Capex" included in the table presented above, are related to "Free Cash Flow" being calculated before payments related to commitments (workforce reductions and guarantees) and after dividend payments to minoritaries, due to cash recirculation within the Group.

Net Free Cash Flow after Capex	5,735.3	4,469.1
+Payments related to cancellation of commitments	818.3	505.7
- Dividend payments to minoritaries	(241.2)	(10.8)
= Free Cash Flow	**6,312.4**	**4,964.0**

TELEFÓNICA DE ESPAÑA GROUP

Throughout 2003, efforts at Telefónica de España were focused on continuing the transformation process being undertaken by the company in order to base its business on a more agile, efficient and flexible model; on revitalizing voice services, and on deploying mass broadband roll-out on a profitable basis, having achieved a 73.5% growth on the whole ADSL plant. Within this process of company transformation, it is noteworthy mentioning the workforce reduction scheme being implemented through a Redundancy Program, covering the period 2003-2007, by which the company intends to reduce its workforce by up to 15,000 employees. In 2003, 5,489 employees have joined the aforementioned program, being approximately 2,000 the number of employees expected by the company to do so in 2004.

The market environment has been characterized by the following factors:

  The total number of direct accesses, including broadband, experienced an annual growth close to 5%, after the consolidation of broadband lines as the main driver of growth (more specifically, ADSL accesses).

  The market’s voice traffic registered an estimated annual decline of 4.9%.

  The downturn of narrowband Internet switched traffic growing trend through 2003; while dial-up Internet traffic was growing by close to 3% during the first quarter, it registered a 0.1% year-on-year decline at de end of December 2003.

  The application of the Price Cap set for 2003 at CPI-4% led to a decrease of nominal tariffs for fixed-to-mobile and DLD calls. The reduction, accomplished in November 2003, was equivalent to a 2% average price reduction of outgoing voice traffic. On January 2003 an increase in the monthly fee of 8.0% (0.94 euros) for the PSTN lines came into force; the monthly fee increase was excluded for the purpose of 2003 Price Cap calculation. For year 2004, Price Cap has been set at CPI-4%, excluding again from the Price Cap calculation the approved 4.35% increase in PSTN monthly fee (0.55 euros).

  During third quarter of 2003, an increase of the capacity-based interconnection tariffs and a decrease of time-based tariffs, both 7%, was approved.

  The continuing heavy competitive pressure, both in traffic and access, resulted in additional market share loss.

In this context, Telefónica de España Group succeeded in limiting the loss of revenues (they were down by 0.5%), which together with the major efforts made in rationalizing operating expenses, made it possible to show an EBITDA growth of 0.4%.

The estimated direct access market share of Telefónica's competitors stood at 9.6%, after a year-on-year loss of 2.6 percentage points, having lost 0.7 percentage points in the fourth quarter. This has resulted in a loss of 334,299 PSTN and ISDN basic access lines over the last twelve months, a significantly better performance than that of 2002, when 492,793 lines were lost. It is also noteworthy to highlight lines lost (PSTN and ISDN basic access ) during the fourth quarter, which at 36,348 were 74.5% lower than those lost in the same quarter 2002.

Preselected lines amounted to 2,279,022, 28.2% more than at the end of 2002, being 91.4% of them globally preselected (81.4% in 2002). After the upturn in the net gain in preselected lines registered in the second quarter of the year, performance in the following quarters improved until in the period October-December 2003 it stood at similar levels (down by 0.6%) as in the same period of 2002.

The estimated total volume of minutes processed by the Telefónica de España network amounted to 138,174 million at December 31, 2003, 3.6% less than in December 2002, the same year-on-year figure as in September. Outgoing traffic (voice + Internet) which accounted for 60.9% of total traffic, amounted to 84,180 million minutes, with an annual decrease of 12.6% (11.8% down in September). Outgoing voice traffic amounted to 56,479 million minutes, down by 9.1% year-on-year due to the deterioration of the fixed telephony market and the estimated voice traffic market share loss of 5.0 percentage points during the year, which at the end of 2003 stood at 77%. At the end of the year, usage continued to exhibit signs of weakness since only fixed-to-mobile and Intelligent Network traffic recorded positive growth of 2.2% and 6.7%, respectively, whilst the remaining types of outgoing voice traffic fell. Local traffic fell by 13.7%, provincial traffic by 6.2%, DLD traffic by 9.1% and international traffic by 1.4%. The number of outgoing minutes to the Internet amounted to 27,701 million, presenting a year-on-year decrease of 18.9% and declining more sharply in the last two quarters of the year due primarily to the cannibalization of switched Internet traffic by the broadband ADSL services. Finally, incoming traffic rose by 14.8% to 53,993 million minutes.

In November 2003, Telefónica de España launched new modular plans, named "Combinados", an innovative offering which for the first time combines PSTN monthly fee with flat and semi-flat rates for voice calls. This product, which constitutes the main focus of Telefónica de España's efforts to revitalize the voice business and increase client’s loyalty, was extremely well received by the market, with 173,474 "Combinados" sold in 9 weeks. This success, together with the plans launched in June (Bonos Minuto Compacto 500 plus, Bononet 7-20, Bono Américas 120, etc.) amounting to 64,564 plans, made it possible in the fourth quarter to partially offset the drop in the total number of subscribers to Telefónica de España plans and to continue renewing the commercial offer on franchised plans. The total number of plans at the end of 2003 were 3,760,291.

Value Added Services on the Traditional Business have been consolidated throughout the year, particularly as regards the number of mailboxes available, which rose by 4.4% to 11,548,881, and the number of subscribers to the Caller ID Service which in December stood at 6,816,593, with an annual growth of 27.9%. The number of text messages managed continued to grow, reaching a total of 23,100,517, of which 13,532,521 were sent from fixed line telephones and 9,567,996 were sent from mobile telephones and received by fixed line telephones. Within this category of services, in the last quarter of 2003 Telefónica de España launched its new “SMS Web” service which enables text messages to be sent from any PC to a fixed telephone line in the Telefónica de España network or to any mobile telephone.

In addition, Telefónica de España continued to develop its Internet and Broadband Services throughout 2003, with the emphasis placed on the mass rollout of ADSL, as evidenced by the service's 1,660,450 customers at the end of the year and the 100.7% year-on-year increase in total ADSL revenues (retail + wholesale), which account for 7,4% of Telefonica de España’s Parent Company revenues. The number of ADSL accesses in service at the end of 2003 was 73.5% higher than at the end of the previous year, with a net gain in the fourth quarter of 239,992 accesses, which represent 34% of the total number of accesses sold in the year. There were 1,070,330 retail ADSL accesses at year end, an increase of 76.5% over the previous year’s figure. 64.8% of the 463,913 net new retail ADSL lines added in 2003 used the self-installation kit.

ADSL Value Added Services (VAS) advanced strongly in the fourth quarter reaching a total of 418,002 services sold. There were a total of 101,727 Soluciones ADSL (ADSL Solutions) fully operational, of which 89,982 were sold to business customers, including 35,220 Net Lans (ADSL head-offices and remote accesses) enabling businesses to set up their own virtual private networks. Noteworthy success was achieved by the service “Mantenimiento Integral ADSL” (ADSL Comprehensive Maintenance: a maintenance service including labor and the replacement of faulty equipment), which is expected to continue to make very good progress (20,737 units at year end). Moreover, wireless (WiFi based) ADSL VAS services marketing campaigns were also stepped up.

As a result, the equivalent number of lines in service at year end stood at 19,084,074, with a net gain in the year of 378,427 lines, which represents an increase of 2.0% over the previous year.

Telefónica de España Group operating revenues fell by 0.5% to 10,217.4 million euros at year end 2003. Revenues increased by 1.4% in the fourth quarter, improving the quarterly year-on-year revenues growth due to a better behavior of Telefónica de España parent company, and the positive contribution made by its subsidiary Telyco after the latest mobile handset sales during the Christmas campaign. Operating revenues at Parent Company showed a quarterly decline of 0.4%, 0.9 percentage points better than the cumulative figure as of September 2003.

Operating revenues obtained by Telefónica de España parent company totaled 9,798.0 million euros at the end of December, after achieving the highest quarterly figure for 2003 in the fourth quarter, and thus improving the quarterly trend: –1.5% in the first quarter, –1.9% in the second quarter, –0.6% in the third quarter and –0.4% in the fourth quarter. The positive evolution during the fourth quarter is mainly due to the improvement on the year-on-year comparison of wholesale services revenues. In annual terms, operating revenues were down by 1.1% compared to year 2002, due to the fall in revenues from Traditional Services (down by 3.6%), which was not fully offset by the increase in revenues from Internet and Broadband services (up by 32.3%). In addition, revenues from wholesale services were down by 2.4% in December with respect to 2002. The percentage of total revenues accounted for by recurring fixed revenues (monthly fees plus franchised plans and flat rates) amounted to 52.6%, an increase of 4.5 percentage points since the beginning of the year.

Revenues from Traditional Services amounted to 7,510.7 million euros, 3.6% less than that of 2002 as a result of the decrease in revenues from Voice Usage and the loss of PSTN lines. In addition, the continued reduction of fixed telephony prices according to the regulatory Price Cap system was partially offset by the 8% increase in the monthly fee, resulting in an annual increase of 2.9% in revenues from Client network access.

Revenues from Internet and Broadband services rose by 32.3% and amounted to 849.7 million euros at the end of the year, representing 8.7% of total operating revenues. This growth was due to the good performance of retail broadband revenues which as a result of the momentum of the ADSL market allowed that revenues were more than double those obtained in the previous year (+111.0%). On the contrary, narrowband Internet revenues deteriorated significantly and fell by 22.7% as a result of the lower volume of traffic and the reduction in the average price per minute.

Revenues from Wholesale Services were down by 2.4% year-on-year at 1,437.6 million euros. This result was mainly due by the decrease in the revenues from leased lines and interconnection, effects partially compensated by the increase of wholesale broadband revenues.

Telefónica de España Group operating expenses for 2003 amounted to 5,795.6 million euros, representing a year-on-year decrease of 1.2%. The annual evolution of supplies expenses, together with the reduction in personnel expenses in the fourth quarter as a result of the Redundancy Program 2003-2007 at the Telefónica de España parent company, were the main reasons for the fall in expenses recorded in the year. In the fourth quarter of 2003, Telefónica de España Group operating expenses were virtually the same as those for the same period of 2002.

Telefónica de España Group supplies expenses totaled 2,490.3 million euros and were down by 6.5% year-on-year. These expenses fell by 6.2% at the Telefónica de España parent company and reflected the effect of the reduction in prices of fixed-to-mobile interconnection and lower expenses related to equipment purchases.

Telefónica de España Group expenses for external services and others were up by 7.9% at the end of December and totaled 957 million euros. These expenses increased by 14.2% in the fourth quarter 2003 compared to the same quarter 2002 as a result of the increased commercial activity at the parent company related to ADSL services and the launching of the "Combinados" modular plans.

Telefónica de España Group personnel expenses amounted to 2,174.9 million euros, representing a year-on-year increase of 0.9%. Personnel expenses at Telefónica de España parent company, which accounted for 97.8% of the Group figure, were 1% higher as of December due to a double effect: the salaries increase under the collective agreement for 2003, and the adjustment of 2002 salary increase to bring pay into line with the real rate of inflation in 2002 (carried out in the first quarter of 2003). Both effects were partially offset in the last quarter by the launch of the Redundancy Program 2003-2007, pushing cumulative personnel expenses at the parent company from a 3.7% increase as of September to the above mentioned 1% increase as of December. As a result of the aforementioned Redundancy Program, extraordinary expense amounting to 1,363.8 million euros was booked in October. It is noteworthy to highlight that the Telefónica de España parent company workforce consisted of 35,216 employees at year end, 13.4% less than in December 2002.

Bad debt provisions performed favorably and were down by 42.7% at the Telefónica de España Group at 2003 year end. This substantial improvement contributed to the 55.4% reduction in "Other Operating Expenses".

As mentioned before, Telefónica de España Group EBITDA amounted to 4,534.2 million euros in December 2003, up 0.4% year-on-year. The Group's EBITDA margin stood at 44.4% (0.4 percentage points more than that of 2002). At the parent company level, the EBITDA margin was 46%, 0.3 percentage points higher than in 2002.

Operating profit at Telefónica de España Group amounted to 1,966.2 million euros, showing growth of 8.3% as a result of the performance of the amortization and depreciation of fixed assets, which were 5.0% lower at the end of December.

CapEx by Telefónica de España Group through December 2003 amounted to 1,406.5 million euros, representing a decrease of 19.4% from 2002 figure. 36.7% of the total CapEx was devoted to investments generating Internet and Broadband Business revenues, 49.3% to investments generating Traditional Business revenues and the remaining 14% to Information Systems and Others.

FCF generation at Telefónica de España Group, defined as EBITDA minus CapEx, amounted to 3,127.7 million euros, representing an increase of 12.8% over 2002.

TELEFÓNICA LATINOAMÉRICA GROUP

In 2003 the Latin American currencies appreciated against the dollar. Nevertheless, the substantial depreciation of the dollar against the euro meant that all the currencies, with the exception of the Chilean peso, depreciated against the euro (exchange rates applied to the income statement: Brazilian real –20.3%, Argentinean peso –10.3%, Chilean peso +0.7%, Peruvian new sol –15.3%). Accordingly, the variation in exchange rates continued to have an adverse effect on the performance of revenues and EBITDA at Telefónica Latinoamérica, although keeping the downward trend of preceding quarters.

Thus, Telefónica Latinoamérica operating revenues totaled 6,377.1 million euros, an increase of 8.4% in constant euros (-8.3% in current euros, as compared with -14.4% in the first nine months of the year). Particularly noteworthy were:

  Telesp: Revenues were up by 18.2% year on year in local currency as a result of the increases in tariffs and the expansion of long distance and broadband services.

  TASA: Growth of 14.5% in revenues in local currency, as a result of the increase in the plant generating traffic, the rise in total traffic per line (+10.2%), and the application of the CER (inflation indexing of the wholesale offering).

  CTC: Revenues were 3.5% down in local currency from those of 2002 (excluding the effect of the change in the consolidation method of Sonda from September 2002) as a result of the drop in both traffic and lines in service influenced by mobile substitution.

  TdP: A slight increase (+0.9% in local currency) on the previous year, affected by the launch of the new tariff plans in March devoted to improve the range of services available to customers.

The total operating expenses of Telefónica Latinoamérica stood at 3,449.2 million euros and were up year-on-year by 9.6% in constant euros (-7.2% in current euros). Such evolution reflects mainly the greater commercial activity, since the effort associated to project OPEX -framed in the set of cross-sectional projects to increase efficiency- has been reflected in a containment of the costs associated to network operations (provision, operation and maintenance). By company, it should be noted the increases in expenses recorded by Telesp (+26.3% in local currency as a result of the increase in activity relating to long distance and ADSL services, as well as the indexing of some operating expenses), and by TdP (+4.8% in local currency as a result of the increase in activity relating to the new tariff plans and ADSL rollout). In opposite sense, although they do not compensate these increases, a reduction in expenses was recorded by TASA (-6.4% in local currency as a result of the strict policy of cost control and the significant fall in the levels of bad debts), and by CTC (-3.9% in local currency, excluding the Sonda effect, because of the decrease in activity and the measures to control operating expenses).

As a result of the performance in revenues and expenses, EBITDA at the end of 2003 stood at 3,065.3 million euros, with a growth of 8.6% in constant euros. This evolution reflects the good performance in local currency by Telesp (+9.7%) and TASA (+35.5%), which offset the falls, also in local currency, at CTC (-3.5% excluding Sonda effect) and TdP (-3.8%). In current euros, EBITDA at Telefónica Latinoamérica fell by 8.4% as a result of the exchange rate effect mentioned above (although the negative impact of exchange rates fell to –17.0 percentage points as compared with –23.7 percentage points in the first nine months of 2003).

Depreciation and amortization (1,718.8 million euros) kept in line with the previous year in constant terms. The good performance of EBITDA and the level of amortization and depreciation lead the operating profit to reach 1,346.5 million euros, which grew 21.6% in constant terms (a slightly higher increase than the +20.3% recorded in September).

There were negative extraordinary results of 141.3 million euros (down year on year by 55.5%) contributed by: Telesp that recorded expenses relating mainly to severance payments and contingencies; CTC reflected the negative result from the sale of the 35% stake in Sonda; in the case of TdP there was the expense relating to compensation payments and legal contingencies. The consolidated extraordinary results also include the write-off of TLD's investment in the TCS-1 cable system due to the cancellation of its exploitation.

The financial results stood at –182.6 million euros at the end of December, compared with the previous year's figure of –1,181.1 million euros, as a result, on the one hand, of the change in sign of the exchange differences produced by the foreign debt in dollars in Argentina (+114.3 million euros in 2003 as opposed to –447.4 million euros in 2002), and to the profit of 248.7 million euros obtained due to the cancellation of a debt at the holding company denominated in dollars, as well as to the lower indebtedness of the operators.

These results, minus a tax provision of 168.8 million euros and minority interests of 97.3 million euros (which underwent a marked increase due to the improvement in the operators' net income), led to net income for the year of 677.2 million euros, compared with losses of 182.6 million euros in 2002.

The aggregate free cash flow (EBITDA-CapEx) generated by the operators amounted to 2,474.5 million euros, which represented an increase in constant euros of 13.9% (a decrease of 6.9% in current euros) and reflected both the improvement in EBITDA and the restrictive investment policy in place at the operators (aggregate CapEx was down by 12.0% in constant euros and by 14.1% in current euros).

At December 31, 2003, Telefónica Latinoamérica had equivalent lines in service totaling 21,621,561, which was similar to the previous year's plant (-0.1%), of which 3.6% were broadband connections (compared with 2.1% in 2002).

There were 20,851,881 traditional lines in service, 1.6% less than in 2002 and reflected the fall in lines of 1.7% at Telesp, 0.3% at TASA, and 10.0% at CTC due to the increase in the disconnection of lines with bad debt problems. On the other hand, there was an increase at TdP of 8.5% due in part to the impact of the new tariff plans.

The increased efforts focused on ADSL expansion meant that ADSL connections stood at 769,680 at the end of December, an increase of 68.7% year on year, thanks to the commercial efforts of all the operators.

The headcount at Telefónica Latinoamérica was 21,518 (23,112 including the subsidiaries consolidated in TdP, which was 9.8% less than in December 2002).

BRAZIL

In 2003, Telesp consolidated its presence nationwide by beginning to provide long distance services outside Sao Paulo on March 7, targeted mainly at the corporate segment. Additionally, July saw the entry into force of the new SMP ruling (Serviço Movel Pessoal) for cellular operators, with two implications: the enlargement of the local areas in calls to mobile telephones and the possibility of mobile telephone customers choosing their long distance carrier. Telesp has thereby added calls originating from mobile handsets to its potential market.

The good evolution recorded by the long distance business from Sao Paulo, where Telesp is the leader, was reflected in the upward trend in estimated market shares, that at the end of December stood at 88% in intra-state long distance, 51% in inter-state long distance and 39% in international long distance, with increases on the figures for December 2002 of 5, 15 and 7 percentage points, respectively.

The number of lines in service, including both traditional and ADSL lines, remained virtually unchanged during the year (-0.5%) thanks to the expansion of broadband, which offset the 1.7% decrease in traditional lines.

In the fourth quarter Telesp stepped up its efforts directed at broadband development and by the end of the year had reached a total of 484,393 ADSL connections (up by 45.3% year on year), with a net gain in the year of 151,112 connections. It is important to highlight the sharp increase in the last quarter (with net adds of 60,845 connections), following the launch of the new Speedy product portfolio in September.

Regarding the narrowband business, Telesp began offering a free ISP service (i-Telefónica) in July, becoming the second biggest free ISP, with an estimated market share close to 25%, and more than one million users at the end of December.

Telesp's operating revenues of 3,483.0 million euros registered year-on-year growth of 18.2% in local currency, driven by both the increase in long distance revenues (+51.9% as a result of the introduction of the new services in 2002 and 2003) and the higher revenues obtained in local telephony (+12.3%) as a result of the increase in tariffs applied in July 2002 and 2003, together with the higher fixed to mobile tariff applied in February 2003, which made it possible to offset the 2.4% reduction in the company's billable plant. Although to a lesser extent, the expansion of broadband services also contributed to revenue growth, with an increase in sales of 76.2% in local currency.

Operating expenses rose by 26.3% in local currency in the year (+16.3% excluding interconnection expenses), mainly as a result of the higher level of activity due to the expansion of the long distance business, the acceleration of broadband rollout, and the increase in prices of inflation-linked contracts. There was also an increase in the provision for bad debts, partly as a result of the increase in the average bill, although the ratio of bad debts to revenues remained stable at 3.7% vs 2002.

Accordingly, Telesp obtained an EBITDA of 1,662.8 million euros (9.7% higher in local currency than the figure for 2002). The operator achieved a margin of 47.7%, which was 3.7 percentage points less than in 2002, due mainly to the increased proportion of long distance business, with a lower margin.

CapEx continued decreasing (-18.9% in local currency), although with an increase in the investment relating to the broadband business (more than 20% of total CapEx), placing CapEx to revenues ratio to 11.2% in local currency. This reduction in CapEx, together with the increase in EBITDA in local currency, led to a year-on-year increase in the free cash flow (EBITDA-CapEx) generated of 22.9% in local currency, amounted to 1,294.5 million euros.

Telesp ended the year with 7,134 employees, 25.0% less than in December 2002, due to the restructuring and activity outsourcing programs that were carried out in the first and fourth quarters affecting a total of 2,836 employees. In this way the operator's productivity ratio rose to 1,792 lines per employee at the end of the period.

ARGENTINA

The recovery of the economic situation in Argentina was consolidated in 2003, following the sharp deterioration suffered in 2002. The evolution of the main macroeconomic parameters, particularly the 15% appreciation of the peso against the dollar during the year, together with management efforts adapted to a context of greater activity and increased consumer spending, led to the recovery of plant and traffic operating indicators that had shown very negative performance in 2002.

The plant of traditional lines, 4.2 million, remained virtually unchanged with respect to 2002 (-0.3%), as a result of the recovery in demand which was reflected in the number of gross adds (up by 56.3% year on year). The good performance in plant was accompanied by the recovery in traffic per line, mainly local traffic, which was 11.9% higher than in 2002, driven mainly by prepaid traffic (+21.6%) and Internet (+18.5%). It is also important to note the good performance of the Long Distance business, with a 28.4% rise in revenues with respect to the previous year, due to the elimination of discounts. Finally, of particular note in 2003 was the increased pace of broadband rollout, which allowed a net gain of 34,926 connections in the year and led to a total of 69,336 ADSL connections at the end of December (twice the connections in December 2002), giving TASA a 9 percentage point increase in its broadband market share in the Southern region (68%).

As a result of the good performance of the operating variables of plant, traffic and long distance prices with respect to 2002, together with the impact of establishing agreements with operators for mutual invoicing applying CER (inflation indexing of wholesale offerings) retroactive 2002, TASA's operating revenues rose by 14.5% in local currency year on year to 805.3 million euros, despite the freezing of tariffs since January 2002 (excluding the CER effect, the company's revenues rose by 8.2% in local currency year on year).

The good performance of revenues was accompanied by the aggressive cost reduction and control policy applied by TASA, enabling the reduction of operating expenses by 6.4% in local currency in relation to 2002. Of particular note was the effective management of bad debts with the launch of specific products into the market aimed at maximizing debt recovery and ensuring that profitable customers are maintained. Thus, bad debt provision as a percentage of revenues stood at around 1.2%, in comparison with 6.9% in 2002.

The positive evolution in operating variables, combined with the ongoing policy of cost containment, enabled TASA to achieve EBITDA of 478.7 million euros in the year, an increase in local currency of 35.5% on that of 2002 (25.6% disregarding the CER effect). The EBITDA margin was 9.2 percentage points higher than in 2002, reaching 59.4%. In addition, as part of its financial policy, TASA took steps to restructure its debt in 2003, thereby extending its maturity period.

With respect to investment, the 26.8% rise in CapEx in local currency reflects the company's bet on Broadband, a business which is expected to grow strongly in 2004. The increase in EBITDA, assisted by a tight policy of investment enabled the company to achieve a free cash flow (EBITDA-CapEx) of 433.8 million euros, 21.6% higher in local currency than that of 2002.

At the end of the year, TASA had 8,007 employees, and the resulting ratio of lines to employee was 529 (a year-on-year increase of 4.0%).

CHILE

For CTC, 2003 was marked by strong competition from the mobile business which adversely affected both traffic, particularly long distance, and lines. In July the regulator authorized the launch of prepaid plans by CTC and in October granted tariff flexibility to the company, thereby enabling it to offer new commercial products and plans providing an attractive alternative offer compared to its competitors’.

The launch in July of the new prepaid products "Línea Control" and "Full Variable" made it possible to partially offset the negative trend in traditional lines (-10.0% to 2.4 million lines, due to the increased number of lines disconnected because of bad debt problems), with 129,328 of those lines at the end of December. These new products increased the proportion of "Low Income" products which at the end of the year accounted for 11.1% of the total plant in service (2.5 percentage points more than in 2002).

Despite the squeeze in the long distance market, CTC succeeded in increasing its share in the domestic long distance market by 2.6 percentage points to 41.6% at the end of December, maintaining its position as market leader, thanks to the launch of different products based on flat rates. The company's share of the long distance international market was 29.1% at the end of 2003.

The ADSL business performed positively in 2003, with CTC as market leader since September. By the end of December, the operator had achieved a market share of 36% (6 percentage points more than in 2002) with 125,262 connections, 71,099 more than in 2002. Regarding revenues, the broadband business contributed 2.0% of total revenues, 1.3 percentage points more than in the previous year.

The operator ended the year with revenues of 1,029.1 million euros, 11.2% less than in 2002 in local currency, that affected by the change in the consolidation method of Sonda in September 2002. Excluding the Sonda effect, the drop in revenues was only 3.5% in local currency, due primarily to the decrease in billable plant (-6.4%), and to the fall in domestic and international long distance traffic, which together with the lower average prices meant that long distance revenues were down by 15.2%.

In order to counteract the negative trend in revenues, the company implemented a strict cost control plan, the effects of which were observed in the last quarter of the year. Overall, expenses were reduced by 3.9% in the year (as compared with an increase of 2.0% as of September), favoured by the lower interconnection expenses associated with the reduction in traffic, and the lower personnel expenses resulting from the decrease in the average workforce due to the effect of the October 2002 layoff program. In contrast, commercial expenses rose, in line with the operator's aggressive objectives relating to ADSL and the new prepaid products. The bad debt ratio for the year as a whole stood at 3.6%, 0.8 percentage points higher than in 2002. The introduction of a series of strict bad debt control measures, as well as the launch of the new prepaid products helped to contain bad debt levels (3.7% through September).

EBITDA was down by 3.5% from 2002 in local currency (excluding the Sonda effect), reaching 448.7 million euros, and reflected the fall in revenues, which was not offset by the containment of expenses. The last quarter also brought the implementation of an extremely strict rationalization of investment, which was restricted to revenue generating projects or to those of a very strategic nature, and resulted in CapEx for the year of 80.3 million euros (down by 16.0% in local currency, excluding the Sonda effect). This decision to limit investment spending enabled the company to keep its free cash flow (EBITDA –CapEx) constant in local currency at 368.4 million euros.

CTC's workforce remained virtually unchanged during the year and stood at 3,202 employees at the end of 2003.

PERÚ

With the aim of enhancing the range of services available to its customers, since March 14, 2003, TdP has launched new tariff plans in basic telephony in addition to the range of packages previously available (at the moment there are 12 new plans). Although, on the one hand, these plans had a negative effect on the company's revenues due to the migration of 642,008 lines, leading to a fall in the ARPU of these customers; on the other hand they also contributed to the growth in lines. The operator's plant of traditional lines increased by 8.5% year on year (44.0% of the traditional lines were associated with the new plans at the end of the year).

Finally, it should be highlighted that TdP has significantly fostered the expansion of the broadband business which, with net adds of 56,300 connections, twice that of 2002. The number of connections achieve a total of 90,689 ADSL and Cablemodem customers at the end of 2003, tripling the customer base at December 2002.

The operator's revenues for 2003 totaled 1,088.1 million euros, 0.9% more in local currency than the figure for the previous year, affected by the marketing of the tariff plans, by the reduction in revenues from public telephony and the poorer performance of the long distance business. Revenues from local telephony (down by 4.1%) were affected by the migrations to new plans, although this was offset by the increases in operators services revenues (+12.9%) and broadband revenues. Revenues from public telephony fell by 5.9% as a result of the cannibalization by mobile telephony, the competition from prepaid cards and the strategies of Indoor Public Telephony applied by the company's competitors. Long distance revenues, which were down by 15.9%, were still suffering the effects of competition, as a result of which TdP continued to launch commercial campaigns, which explains the reduction of the average national long distance tariff by 6.2%. At the end of December, the company's shares of the domestic and international long distance markets stood at 76.2% and 69.3%, respectively, which represented an increase on the shares of the previous year by 3.5 percentage points and 1.8 percentage points, respectively.

In order to compensate for the behavior of revenues, TdP made strong efforts to contain expenses, since the increase of 4.8% in operating expenses is basically related to the commercial plans and the expansion of the ADSL business, as well as the increase in interconnection expenses, primarily as a result of the growth in traffic to mobile networks. As a result of this, the company's EBITDA fell by 3.8% in local currency to 480.9 million euros.

In the course of the year, 378 employees out of the 410 envisaged under application of the judgment handed down by the Constitutional Court were reinstated, which meant that at the end of 2003 TdP had 3,175 employees (4,769 employees including the workforce of the fully consolidated subsidiaries) and the level of productivity was 649 lines per employee, 11.4% more than in 2002.

TdP focused its investment efforts on the development of projects considered to be strategic or revenue-generating, leading to CapEx of 96.2 million euros, which was 32.6% more than in 2002 in local currency (23.1% of CapEx was allocated to broadband projects), and giving a ratio of CapEx to revenues of 9.9% in local currency. Accordingly, the free cash flow (EBITDA-CapEx) generated at TdP amounted to 384.7 million euros, a decrease of 10.9% year on year in local currency.

Telefónica Latinoamérica Group
Selected Operating Data

Unaudited figures

			(Thousands)
	December		
	2003	2002	% Chg.
Telesp			
Lines in Service (1)	12,781.3	12,839.2	(0.5)
PSTN Lines	11,171.5	11,174.5	(0.0)
ISDN equivalent accesses	29.9	37.5	(20.3)
2/6 Accesses for PBX and Ibercom	1,095.6	1,293.9	(15.3)
ADSL connections	484.4	333.3	45.3
Employees (units) (3)	7,134	9,515	(25.0)
Traffic (millions of minutes) (2)	84,399.9	79,882.7	5.7
Telefonica de Argentina			
Lines in Service (1) *	4,238.2	4,216.7	0.5
PSTN Lines	4,088.5	4,100.4	(0.3)
ISDN equivalent accesses	6.4	6.1	3.9
2/6 Accesses for PBX and Ibercom	73.9	75.7	(2.4)
ADSL connections	69.3	34.4	101.5
Employees (units) (3)	8,007	8,284	(3.3)
Traffic (millions of minutes) (2)	35,870.5	33,052.5	8.5
Telefonica CTC Chile			
Lines in Service (1) *	2,542.0	2,740.9	(7.3)
PSTN Lines	2,272.5	2,546.0	(10.7)
ISDN equivalent accesses	89.2	90.2	(1.1)
2/6 Accesses for PBX and Ibercom	55.1	50.5	9.2
ADSL connections	125.3	54.2	131.3
Employees (units) (3)	3,202	3,150	1.7
Traffic (millions of minutes) (2)	24,207.3	26,139.2	(7.4)
Telefonica del Perú			
Lines in Service (1)	2,060.0	1,850.0	11.4
PSTN Lines	1,934.8	1,780.9	8.6
ISDN equivalent accesses	34.5	34.7	(0.4)
2/6 Accesses for PBX and Ibercom	-	-	-
ADSL connections	90.7	34.4	163.7
Employees (units) (3)	4,769	4,668	2.2
Traffic (millions of minutes) (2)	13,215.8	13,031.8	1.4
Telefónica Latinoamérica Group			
Lines in Service (1) *	21,621.6	21,646.7	(0.1)
PSTN Lines	19,461.1	19,600.9	(0.7)
ISDN equivalent accesses	164.1	166.0	(1.2)
2/6 Accesses for PBX and Ibercom	1,226.7	1,423.6	(13.8)
ADSL connections	769.7	456.2	68.7
Employees (units) (3)	23,112	25,617	(9.8)
Traffic (millions of minutes) (2)	157,693.5	152,106.2	3.7

(1) PSTN (including Public Use Telephony) (x 1) - ISDN Basic access (x 2) - ISDN Primary access (x 30) - 2/6 Accesses (x 30) - ADSL Lines (x1) and Cablemoden (in Perú).

* In 2002, number of lines is affected by internal reclassification in line with 2003 criteria, homogeneous within the

(2) Including total invoiced incoming and outgoing traffic: Local, PUTs (except at Telesp in 2002, not available), DLD and ILD. January-December accumulated data.

(3) Calculated with the wireline company staff of the fixed telephone operator (OTF) and the subsidiaries that are consolidated by the full integration method.

TELEFÓNICA EMPRESAS

Throughout 2003 Telefónica Empresas has advanced in a new organizational model in which the operations of Telefónica Empresas in Spain are integrated with those of Telefónica de España and the operations of Telefónica Empresas in America form a unit of management with the fixed telephony operators in this region, in a process that culminates the reorientation of the company from a product oriented organization to another one with a clear commercial vocation. The final goal of this process is to fully develop the corporate segment potential by means of an integrated management of the services catalogue, a greater organizational coordination and by obtaining synergies in costs and investments.

The operating revenues of the consolidated Telefónica Empresas Group (Telefónica Data, Telefónica Soluciones and Telefónica International Wholesale Services), amounted to 1,782.0 million euros in 2003, 1.3% higher than in 2002. Excluding the effects caused by the variations in exchange rates and the consolidation perimeter, revenue growth would have been approximately 11%.

The consolidation of Atlanet by the full consolidation method in the first half of 2002 versus the consolidation by the equity method in 2003 until the deconsolidation in october 2003, together with the effective inclusion of the Telefónica Mobile Solutions results within the consolidation perimeter of Telefónica Soluciones from April 2003, were the main factors contributing to the change in the company’s perimeter with respect to the previous year. Excluding the variations in the consolidation perimeter, there would have been a 3.8% increase in revenues.

As a result of the actions undertaken to improve operating efficiency by means of strict control of CapEx and operating expenses, the Group's cumulative EBITDA amounted to 304.4 million euros in 2003, compared with 128.6 million euros in 2002, due to the increase in revenues already mentioned and to the 8.6% decrease in operating expenses. The EBITDA margin achieved of 17.1% means an improvement of 9.8 percentage points on the previous year’s figure. Taking into account the same perimeter and if the effects of the variation in exchange rates were eliminated, there would have been an 8.3 percentage point improvement in the EBITDA margin.

Noteworthy was the fact that for the first time in the fourth quarter of 2003, positive net income of 17.4 million euros was achieved, with an EBITDA margin of 22.1%. Likewise, with a cumulative CapEx figure for the year of 139.0 million euros, the operating cash flow generated (EBITDA-CapEx) amounted to 165.4 million euros, as compared with the negative figure of 68.8 million euros in 2002.

TELEFÓNICA DATA GROUP

The operating revenues of the Telefónica Data Group amounted to 1,626.6 million euros in 2003, 1.6% less than in the previous year. Excluding the changes in the perimeter of consolidation and in exchange rates, revenues would have increased by approximately 8.7%. Taking into account the same perimeter (excluding Atlanet in 2002), the increase in revenues would have been 4.1%.

The cumulative EBITDA of the Telefónica Data Group for 2003 amounted to 294.4 million euros, compared with 192.9 million euros in 2002. The 18.1% EBITDA margin achieved shows an improvement of 6.4 percentage points with respect to the previous year’s figure. If the effects of the variation in exchange rates and perimeter of consolidation were eliminated, there would have been a 4.0 percentage point improvement in the EBITDA margin. The capacity to generate operating cash flow was enhanced by the 30.1% year-on-year reduction in CapEx, down to 125.2 million euros, thereby achieving a CapEx/Revenues ratio of 7.7%.

Spain

Operating revenues in Telefónica Data España for the full year 2003 amounted to 815.9 million euros, 6.0% more than in 2002. Following the trend observed in the preceding quarters, the Business Communications and Internet business (94.6% of the operating revenues) continued to be the main driver of growth (5.7% year-on-year).

The top management priority of Telefónica Data España is to offer integrated technological solutions that make it possible for the company's customers to achieve a significant and sustainable improvement in their businesses’ running. In this respect, 40 integrated telecommunications management agreements were obtained in 2003, worth a total of more than 95 million euros a year.

The Hosting, Network Application Services, Security Services and Content Distribution business lines contributed 4.4% of Telefónica Data España's total revenues, with year-on-year growth of 12.8%.

At the end of 2003, cumulative EBITDA stood at 238.8 million euros, up by 26.4% year on year, with a margin over revenues of 29.3%, representing a year-on-year improvement of 4.7 percentage points.

As a result of the year-on-year increase in EBITDA and the appropriate control of CapEx, the generated operating cash flow (EBITDA-CapEx) was 27.1% higher than in the previous year, reaching the figure of 171.7 million euros.

Latin America

In a greater macroeconomic environment stability, significant advances were achieved in the incumbent Latin America markets, both in local currency denominated revenues and in operating profitability. The operating cash flow (EBITDA-CapEx) totaled 33.7 million euros in 2003, as compared with the 0.2 million euros figure achieved in 2002.

Operating revenues in Argentina, Brazil, Chile and Peru in 2003 amounted to 362.2 million euros, 5.1% more than in 2002. Without the exchange rate effect, this revenue figure would have registered a year-on-year increase of 22.5%, driven by Telefónica Empresas Brazil, which increased its operating revenues in local currency by 33.3%, and achieved an EBITDA margin of 14.6%.

It is also important to highlight the positive progress made by Telefónica Empresas Chile, whose revenues in local currency recorded year-on-year growth of 21.9%, thereby achieving an EBITDA margin of 25.2%, which is a reflection of the company's efficient management and the quality of its customer portfolio.

EBITDA for the Telefónica Data Group in the aforementioned countries rose to 64.5 million euros, representing a year-on-year improvement in the EBITDA margin of 1.9 percentage points, reaching 17.8%.

In the American countries in which the Telefónica Data Group is operating as a new entrant (Mexico, USA and Colombia), operating revenues totaled 67.7 million euros in 2003, 42.9% more than those obtained in 2002. The EBITDA generated during the period was negative by 13.0 million euros, in comparison with the negative figure of 30.3 million euros recorded in 2002, with an improvement in the EBITDA margin of 44.7 percentage points.

Europe

In the German and British markets, Telefónica Empresas obtained revenues of 382.7 million euros in 2003, a decrease of 4.4% year on year, due primarily to the reduction in revenues from narrowband services which has not yet been offset by the increase in broadband business, which accounted for 10% of the total revenues in Germany.

With respect to the broadband business, noteworthy was the addition of 193,000 new ADSL users within Telefónica Deutschland's wholesale (T-ZISP) offer in the German market. As a result, the total number of the company's ADSL users exceeded the figure of 220,000 and its customers include 4 out of the 5 leading ISPs in Germany. Likewise, at the end of 2003, there were more than 5,000 broadband SDSL direct accesses and point-to-point circuits for business customers. Major contracts have been gained in the field of RPV services for corporations, most notably those of Lotto Niedersachsen and Hermes in Germany and with NAAFI (the British Army's Logistics Organization) in the United Kingdom. It is also important to highlight that 2003 saw the start of voice-over-IP service provision, targeted at both the business and the residential segments (via ISPs connected to Telefonica Deutschland's IP network).

EBITDA reached a total of 22.3 million euros in 2003. Although the EBITDA margin of 5.8% achieved is 0.4 percentage points lower than in 2002, there was a substantial improvement in the operating cash flow (EBITDA-CapEx) generated, which amounted to 9.3 million euros, as a result of the efforts made in CapEx containing.

TELEFÓNICA SOLUCIONES

Following completion of this business line restructuring process in the first quarter of 2003, the total revenues from this business unit amounted to 150.5 million euros in 2003, which was 9.8% higher than in 2002. EBITDA for the period was negative in 6.4 million euros, which represented an improvement of 79% with respect to the figure of 2002. It is important to highlight that in the fourth quarter of 2003 this business line generated positive EBITDA of 5.7 million euros.

TELEFÓNICA INTERNATIONAL WHOLESALE SERVICES

This is the unit that serves telecom operators and is responsible for the integrated management of the Group's international services and the network that supports them.

Operating revenues amounted to 136.7 million euros in 2003, representing year-on-year growth of 48.2%. This rise was mainly due to the 98% increase in IP traffic managed in the markets in which Telefónica is making major efforts to roll out broadband access infrastructures, particularly Spain, which accounts for 52% of the total traffic managed, and Brazil, with 16%.

Cumulative EBITDA was positive in 2003, amounting to 17.8 million euros, as compared with the negative figure of 42.7 million euros recorded in the previous year.

MOBILE BUSINESS

Telefónica Móviles has reported a net income in 2003 of 1.607,9 million euros vs. the losses of 3.724,5 million euros registered in 2002. Excluding the impact of the net extraordinary provisions booked in 2002, the Group would have reported a year-over-year net income increase of 14.4%.

These results are the consequence of a solid operating performance in a year shaped by strong commercial activity in main areas of operations, especially in the second half of the year, reflecting Telefónica Móviles’ high organic growth profile.

Key aspects of these results are listed below:

  Sharp growth in operating revenues of 10.2% year-over-year, to 10.070,3 million euros for the year. We would highlight the acceleration in growth of operating revenues since the beginning of the year, with an increase in the fourth quarter 2003 of 19.7% vs. the same period last year compared with year-over-year growth of 15.4% in the third quarter 2003. Assuming constant exchange rates and excluding the impact of the acquisition of TCO, revenues would have grown 14.1% in 2003 year-over-year.
Consolidated revenue growth was mainly driven by the increase in the customer base. Telefónica Móviles increased its managed customer base by more than 10.6 million in 2003, a year-over-year growth above 25% (15.8% excluding TCO). Noteworthy was the strong commercial activity during the Christmas campaign in all countries of operations, achieving net adds of over 4.2 million customers in the fourth quarter 2003, marking the largest quarterly organic growth in the Group’s history. Telefónica Móviles ended 2003 with more than 52 million managed customers.

By geographical areas, operating revenues at Telefónica Móviles España show a year-over-year increase of 10.7% in 2003 and 16.4% in the fourth quarter 2003, driven by the strong commercial activity in the last quarter. Operating revenues from the Latin American operators accounted for 26% of Group revenues in 2003, and showed a year-over-year increase of 12.1% in euros. Excluding the impact of exchange rates and the incorporation of TCO into the Group’s consolidation perimeter, these revenues would have shown growth of 27.7% vs. 2002.

  Group consolidated EBITDA in 2003 reached 4,462.9 million euros, 19.5% higher than in 2002. Excluding the impact of exchange rates and the incorporation of TCO into the Group’s consolidation perimeter, EBITDA would have shown growth of 20.6% vs. 2002. With EBITDA growing faster than revenues, the consolidated EBITDA margin advanced 3.4 p.p. from 2002 to 44.3%.

On a quarterly basis, EBITDA in the fourth quarter 2003 was 22.0% higher than in the same period last year, leading to an EBITDA margin of 39.6%, an advance in nearly 1 p.p. vs. the fourth quarter 2002, despite registering 5.2 times more net adds in the last quarter 2003. The decline in the margin in the fourth quarter 2003 vs. the third quarter was due to increased commercial activity in the last quarter of the year.

EBITDA for TME for the year 2003 rose 12.9%, leaving an EBITDA margin of 52.6% (+1.p.p. in the last 12 months). EBITDA for the Group’s consolidated Latin American subsidiaries, assuming constant exchange rates and excluding TCO’s incorporation into the Group’s consolidation perimeter, rose 4.7% vs. 2002, fuelled by higher EBITDA in Brazil and Argentina, which offset the negative contribution from operations in Mexico after the heavy commercial efforts made during the year –brand launch, increased distribution channel, introduction of GSM service–. However, in euros they show a year-over-year decline of 2.3% (-13.6% as of September 2003).

  In 2003, CapEx for Telefónica Móviles totalled 1,214 million euros, a 32% year-over-year increase, mostly deriving from the rollout of the GSM network in Mexico, which required CapEx of 483 million euros. CapEx in other countries of operations was virtually unchanged from the year before.

Regarding the evolution of the Mobile Business of Telefónica Group (Telefónica Móviles Group and Telefónica Móvil Chile), the operating revenues totalled 10,428.3 million euros as of December 2003, a year-over-year increase of 10.4% compared to the same period in 2002. On the other hand, EBITDA reached 4,581.9 million euros, a year-over-year increase of 19.6%.

SPAIN

In 2003, the Spanish cellular market grew by nearly 4 million new customers, reaching more than 37.5 million customers by the end of 2003 (+12% vs. 2002). This led to an estimated penetration rate of 88.1% at the end of 2003, 8.3 p.p. higher than in 2002. Particularly noteworthy was the fact that approximately one-third of the annual customer growth came in the fourth quarter 2003.

Against this backdrop, Telefónica Móviles España ended 2003 with more than 19.6 million customers, 7% more than in 2002, reinforcing its position as the undisputed leader of the Spanish market, with an estimated market share of 52.4%. In the fourth quarter 2003, the Company stepped up its commercial efforts, registering net adds of 553 thousand customers, leading the market growth in the quarter.

As regards prepaid to contract migrations, the volume in the fourth quarter 2003 (more than 357 thousand) was the largest in the Company’s history, with total migrations for the year of nearly 1.2 million (+63% vs. 2002). As a result, contract customers at the end of the year represented 40.3% of the total, 5.2 p.p. more than in 2002.

As for customer loyalty initiatives, the volume of handset upgrades in the fourth quarter 2003 was slightly over 1 million, 11% more than in the fourth quarter 2002, taking the total number for the year to 4 million (+71% vs. 2002).

Alongside this commercial performance was the consolidation of strong growth in usage seen throughout the year. In the fourth quarter 2003, traffic carried on Telefónica Móviles España’s networks exceeded 9,800 million minutes (+17% vs. in the fourth quarter 2002), taking total annual traffic to 37,700 million minutes, 18.2% more than in 2002.

As for customer usage ratios, 2003 saw the beginning of a clearly upward trend in MOU. In the fourth quarter 2003, MOU continued to grow strongly, reaching 118 minutes, a year-over-year increase of 10% from the same period last year. MOU for the whole year was 116 minutes, also a 10% higher than in 2002. The positive performance of outgoing MOU must be highlighted, since it registered double-digit growth in all four quarters and totalled 77 minutes for the full year (+13% vs. 2002). By segments, prepaid MOU stabilised in 2003, despite the sharp increase in the rhythm of migrations, whilst contract MOU increased by 3% vs. 2002.

As for short messages, we must highlight the high level of usage registered in December when, coinciding with the Christmas season, 52% of Telefónica Móviles España’s customers sent at least one short message, enabling the penetration rate to improve by 4 p.p. from previous months. For the year, Telefónica Móviles España´s customers network carried a total of 9,302 million SMS (vs. 8,375 million in 2002).

We would also highlight the significant increase seen in other kinds of data services in the last months of the year, which led to an increase of 5 p.p. in the percentage of non-SMS revenues on total data revenues to 8.8% for 2003.

Meanwhile, from February 13th, 2004, Telefónica Móviles España offers its corporate clients ‘Oficin@ MoviStar UMTS’, the first high speed (up to 384 Kbit/s) third generation data transmission service to be provided by a wireless operator in Spain.

As a result of these efforts, total data revenues in the fourth quarter 2003 increased by 17% vs. the same period last year to nearly 220 million euros. The total for full year 2003 amounted to 844 million euros (+15% vs. 2002). Therefore, data ARPU in the fourth quarter 2003 reached 3.8 euros, with growth accelerating throughout the second half of the year. That implies a total data ARPU for 2003 of 3.7 euros (+8.8% vs. 2002).

Overall, ARPU for Telefónica Móviles España reversed its annual trend in 2003, registering year-over-year growth for the first time in the Company’s history. Total ARPU for 2003 was 29.7 euros (3.7% more than in 2002). ARPU in the fourth quarter 2003 was 30.1 euros, 7% more than in the same period last year. The decline with respect to the third quarter 2003 was due to seasonal factors of the business and to the decline in termination fees.

Accordingly, and even despite the impact of the increased commercial activity registered in the fourth quarter 2003, Telefónica Móviles España has delivered a solid set of earnings:

  Operating revenues stood at 2,028 million euros in the fourth quarter 2003 (+16% vs. the fourth quarter 2002), taking the total for the year to nearly 7,500 million euros, 10.7% more than in 2002. Service revenues advanced 9.9%, accelerating its year-over-year growth in the last quarter vs. the previous quarters, while handset sales, fuelled by the increased commercial activity, rose 17%.
  As regards the key cost items, the weight of subscriber acquisition and retention costs over operating revenues stood at 7.8% in the fourth quarter, and at 7.1% for 2003 (a decline of 0.8 p.p. from 2002).
  EBITDA in the fourth quarter 2003 stood at 974 million euros, (+10% vs. the fourth quarter 2002), whereas EBITDA for the year was 3,940.8 million euros, a year-over-year increase of 12.9%. This led to an EBITDA margin for 2003 of 52.6%, 1 p.p. higher than in 2002, confirming Telefónica Móviles España’s position as one of the sector’s most efficient wireless operators. The quarterly reduction in the EBITDA margin in the fourth quarter vs. the third one is a logical result of the underlying impact of the greater commercial efforts made in the last quarter of the year for the Christmas campaign and of the increase in handsets sales, with a reduced margin.
CapEx in 2003 totalled 521 million euros, in line with the figure for 2002 and equivalent to 7.0% of operating revenues. It must be mentioned that despite the strong advance in traffic, the Company follows an active management program in order to guarantee adequate quality levels.

MOROCCO

Médi Telecom ended 2003 with 2.1 million customers, 28.7% more than in 2002. This marks an acceleration in growth from previous quarters (+23.4% in the third quarter 2003) and leads to an estimated market share of 43% (up from 41% in 2002).

We would highlight the improvement in the financial results, setting EBITDA margin in the fourth quarter 2003 at 38.2% and at 35% in full year 2003. In absolute terms, EBITDA amounted to 94 million euros in 2003, from 34.5 million euros in 2002 (+173%). The year 2003 was also the first of positive operating cash flow for Médi Telecom, with EBITDA–CapEx standing at 33 million euros, thanks to both higher operating results and CapEx rationalization.

LATIN AMERICA

BRAZIL

In Brazil, Vivo surpassed 20.6 million customers in 2003, with net adds of approximately 2.2 million in the fourth quarter 2003. The strong increase in net adds in the last quarter of the year reflects the strong growth in the Brazilian market in general, and in the regions where Vivo operates in particular. It also shows the impact of the successful Christmas campaign carried out by the Group operators, which started in November, and emphasized aspects of Innovation, Community, Group and Family among Vivo customers.

In this context, Vivo has led growth in the market, with an average share of net adds of 50% in the fourth quarter 2003, in spite of the increasing competitive environment and the launching of operations by a new competitor in some of Vivo’s regions (Sao Paulo, through the acquisition of BCP by Claro, and Bahía-Sergipe and Paraná-Santa Catarina). Thus, in 2003 Vivo has consolidated its position as the Brazilian market leader, with an average estimated market share of over 56% in its areas of operations and 45% for Brazil as a whole.

Despite the sharp increase in the customer base (+11.8% vs. the third quarter 2003), total MOU in the fourth quarter 2003 was 103 minutes. This figure was slightly higher than in the third quarter 2003 (101 minutes). Total MOU in 2003 was 101 minutes. On the other hand, total ARPU in the fourth quarter 2003 totalled 39 reais, vs. 40 reais in the third quarter 2003. In 2003 total ARPU was 39.5 reais.

The 2003 figures are not comparable with 2002, due to the change in prepaid revenues accounting methodology at TCP and the incorporation of TCO to the consolidation perimeter.

As for data, the increasing trend in the usage of these services seen since the beginning of the year, has continued in the fourth quarter, with data revenues standing at 3.3% of service revenues (vs. 2.9% in the third quarter 2003 and 2.2% in the second quarter). The higher use of these services is driven by the increased use of handsets with SMS and WAP capabilities. Vivo maintained its position of leadership in the development and innovation of data services in Brazil throughout 2003, taking advantage of the competitive advantages granted by its CDMA 1XRTT network over other operators’ offer. In the fourth quarter 2003 CDMA 1xRTT coverage increased substantially, reaching 101 cities.

As regards the Brazilian companies’ contribution to Telefónica Móviles Group consolidated results, it should be remembered that year-over-year comparison between results is distorted because last year’s figures include Brasilcel under proportional consolidation –including TCO’s results from 1 May, 2003– while in 2002 the consolidated results included those of the three companies controlled by Telefónica Móviles in Brazil at that time.

In the fourth quarter 2003 operating revenues showed growth in local currency of 9.4% vs. the third quarter, fuelled by strong net adds in the last quarter of the year. Regarding service revenues (+2.1% vs. third quarter 2003), we would note that over 60% of net adds were recorded in December, and therefore, these customers’ usage revenues will be reflected in the next quarters.

EBITDA evolution (-10.1% vs. third quarter 2003 in reais) was heavily affected by commercial activity in the fourth quarter, with net adds 130% higher than in the third quarter. EBITDA margin, after management fees, stood at 33% in the fourth quarter and 36.8% for the whole year.

Total CapEx in 2003 amounted to 153.2 million euros.

MEXICO

In Mexico, the efforts made in the fourth quarter have allowed Telefónica Móviles México to widely surpass the network and commercial targets initially set by the Company. Thus, in addition to improvements in logistics, in the last quarter there has been a significant increase in the coverage of the GSM network, from 17 cities in September to 96 in December 2003, compared to the initial target of 46 cities. Additionally, there have been further advances in the distribution channel, practically tripling the number of points of sale throughout the country since the beginning of the year to over 6,200, an increase of 70% compared to the third quarter 2003.

Telefónica Móviles México has clearly strengthened its competitive position, which has allowed it to substantially increase commercial activity in the second half of the year. The Christmas campaign was particularly successful –with over half a million new customers in the month of December–. In the fourth quarter 2003 net adds stood at 725 thousand customers, with a sharp rise compared to the previous quarter (191 thousand), and an estimated share of net adds of 33% in the quarter. In all, the customer base increased by over one million customers in 2003, leading to a customer base of 3.5 million at December 2003 (+43% vs. 2002). Thus, in 2003 Telefónica Móviles México has increased its market share by 2.1 p.p. to 11%. It is worth noting that 26% of the customer base are already GSM customers.

In the fourth quarter 2003, total MOU[1] was 66 minutes, a decline of 4.7% vs. 3Q03 due to the strong growth in the customer base. Total MOU in 2003 was 74 minutes. On the other hand, ARPU[1] in the fourth quarter was 185 Mexican pesos, a fall of 4.8% vs. the third quarter 2003 (194 pesos), due to the strong advance in the customer base. In 2003 ARPU was 202 Mexican pesos.

As for Telefónica Móviles México’s financial results, it must be remembered that the year-over-year comparison of 2003 with 2002 is distorted by the incorporation of Grupo Pegaso Telecomunicaciones from September 2002.

Analysing the evolution of results in the last quarter of the year in local currency, operating revenues increased 44% in the fourth quarter 2003 vs. the third quarter, boosted by the strong growth in service revenues (+7.6%) –underpinned by the increase in prepaid recharges at the end of the year– and the rise in handset sales during the Christmas campaign. On the other hand, as a result of the strong increase in commercial activity, Telefónica Móviles México has recorded larger operating losses this quarter. In 2003, EBITDA stood at –108.7 million euros, slightly higher than the original forecast, due to the larger than expected increase in the customer base.

Total CapEx in 2003 totalled 483 million euros, with a positive impact from exchange rates. Therefore, in 2003 the sum of operating losses and CapEx stood at 592 million euros, better than the Company’s expectations (700 million euros) despite the increase in commercial activity and the rollout of the network and distribution channel.

[1]
As a result of the homogenisation to Telefónica Móviles Group’s methodology of MOU and ARPU calculation, past quarters’ Telefónica Móviles Mexico ARPUs have been recalculated in 4Q03.

ARGENTINA

In an environment of stability and economic growth, the Argentine mobile market has ended 2003 surpassing the original targets and consolidating a new growth phase.

Unifón’s customer base increased by 12.8% in 2003 and 8.0% in the fourth quarter 2003 vs. the third quarter, and now stands at 1.8 million, maintaining its position as Argentina’s second largest operator. Thus, in the fourth quarter net adds surpassed 134 thousand new customers (81 thousand in the third quarter 2003), boosted by the successful commercial activities, particularly the Christmas and Mother’s Day (October) campaigns.

Total traffic in minutes increased by 13% in 2003, boosted by the larger customer base and growth in MOU. We would highlight the strong increase in usage in the fourth quarter vs. the previous one (+10%). In year-over-year terms, MOU increased 16% vs. 2002, whilst ARPU in pesos registered a year-over-year growth of 30%, fuelled by the increased MOU and higher prices vs. 2002.

Unifón recorded a year-over-year increase in operating revenues of 37% in pesos in 2003, boosted by higher service revenues. Quarter-over-quarter, growth was 15% vs. the third quarter 2003. Despite the increase in commercial activity vs. 2002, EBITDA in pesos rose 49%, with a margin of 26.8%, 2 p.p. higher than in 2002. The smaller margin in the fourth quarter 2003 vs. the third one was due to the increase in commercial costs.

We would highlight the good performance of revenues and EBITDA in euros (+23.2% and +33.3% vs. 2002, respectively), despite the peso’s strong depreciation in the past 12 months.

PERU

As of December 2003 Telefónica Móviles Perú’s customer base was 1.5 million, an advance of 21.6% vs. 2002. The acceleration in growth during the last quarter (11.3% as of September 2003 vs. September 2002) was due to the successful Christmas campaign, which allowed Telefónica Móviles Perú to lead the growth in the market, with net adds of over 139 thousand customers, bringing its estimated share of net adds to 52% for the fourth quarter 2003 and 45% for the full year.

Regarding financial results, operating revenues rose 3.4% in 2003 in local currency, on the back of the larger customer base. Moreover, EBITDA growth in local currency has picked up in the past few months to 8.7% for full year 2003 (vs. 6.5% as of September 2003).

Despite the increase in commercial activity in 2003, and reflecting the company’s rationalisation and cost control policies, EBITDA margin advanced 1.7 p.p. to 35.3%. We would also highlight the launch of the CDMA 2000 1xRTT network on November 27, with the first phase concluded in December 2003.

CHILE

Telefónica Móvil ended the fourth quarter 2003 with 2.3 million customers, 22.7% higher than in December 2002. The company is market leader in terms of customer acquisition, with total net adds of 239 thousand in the fourth quarter 2003, vs. 181 thousand as of September 2003, boosted by the good acceptance of the GSM commercial offer. These services were launched last April and the operator already has 422 thousand customers using this technology, almost 19% of its total customer base.

The increase in the customer base has prompted an improvement in financial results, with increases in both revenues and EBITDA. The EBITDA margin in 2003 stood at 32.0%, 0.7 p.p. higher than in 2002.

GUATEMALA and EL SALVADOR

At the end of December 2003, the total customer base managed by Telefónica Móviles’ operators in Guatemala and El Salvador stood at 405 thousand customers (157 thousand in Guatemala and 248 thousand in El Salvador), with a year-over-year increase of 23.5%, reversing the declining trend seen at the beginning of the year. As a result of the advance in commercial activity, net adds in the fourth quarter 2003 stood at 33 thousand new customers, vs. 12 thousand in the third quarter.

DIRECTORIES BUSINESS

In spite of the slight growth experienced in the advertising market in Spain, as well as the weak exchange rates in Peru and Brazil, full year 2003 TPI’s operating revenues increased by 7.1% up to 570.8 million euros. The group’s EBITDA amounted to 179.6 million euros, 19.6% higher than the figure accounted in 2002. Net income rose 19.4% to 90.1 million euros. These results are explained by:

  Good performance of TPI España whose advertising revenues rose by 5.5% to 394.5 million euros, despite the still poor advertising market in Spain.

  Good behaviour in Chile (Publiguías); in local currency operating revenues grew by 5.8% and EBITDA soared by 10.1%. Not only EBITDA margin in Chile continues to be the highest within the group but it also improves 1.4 percentage points compared to 2002, reaching 36.5%.

  TPI Brasil’s revenues declined 6.2% in local currency, mainly due to discontinuation of Curitiba’s directory and the lower revenues stemming from the new contract with Telesp. However, thanks to the implementation of a cost-cutting plan, negative EBITDA margin improved from -12.9 million euros in 2002 to -5.3 million euros in 2003 (+48.0% in local currency).

  In TPI Peru, it must be highlighted the good EBITDA performance in local currency, which grew by 65.4%, together with the increase of 9.6% in revenues also in local currency. EBITDA margin improved 6.7 percentage points during the year up to 19.7%.

With these results, TPI met the upper part of the guidance provided to the market last may 2003 of between 7-9% growth in revenues in constant euros terms, with a final growth of 8.9%. In addition, TPI also exceeded the 14-17% EBITDA growth guidance in 2.3 percentage points, reaching a 19.3% growth in constant euros terms.

During 2003, TPI España (including Goodman Business Press) contributed 78% of the Group's revenues, and 84% of Group's EBITDA. TPI España revenues (excluding Goodman Business Press) rose by 10.7% up to 445.3 million euros, due to:

  The 4.0% growth in advertising revenues in the editorial product, helped by the recent launch of the building directory, which has already generated, revenues amounting 3.1 million euros in its first edition;

  The good performance of the internet product, where revenues increased by 17.0% vs. 2002;

  The successfully take off of telephony traffic revenues after the launch of 11888, which multiplied by almost 12 times up to 23.9 million euros.

Latin America represents the remaining 22% of revenues and contributed 27.9 million euros to the Group's consolidated EBITDA (16%), compared to an EBITDA of 16.0 million euros in 2002 (11%).

Finally, the directories business of the Telefónica Group, which includes the Argentinean company Telinver, recorded an increase in revenues of 7.1% compared with 2002, due to a better performance in the fourth quarter 2003, driven by a more stable situation in the country and the improvement of exchange rates. Revenues amounted to 589.3 million euros. EBITDA totaled 184.0 million euros, representing a year-on-year growth rate of 22.0%.

TERRA LYCOS GROUP

In 2003, the operating revenues obtained by Terra Lycos totaled 545.1 million euros, 9.1% less than in the same period of the previous year. Without the exchange rate effect, and excluding the revenues from the Bertelsmann agreement and the Alliance with Telefónica, Terra Lycos would have achieved a 16% increase in revenues in 2003 as a whole.

As a result of the Alliance there were significant changes both in the revenues from the different business lines and in the geographical origin of those revenues. In this respect, we should take into account that the revenues arising from the agreement with Bertelsmann related mainly to the online advertising line (26% of the total in 2003, compared with 45% in 2002) and were almost wholly obtained in the United States. After establishing the Strategic Alliance with Telefónica, the revenues came from other business lines, mainly Communication Services (22% in 2003, compared with 11% in 2002) and were generated in Spain and the Latin American countries in which Telefónica operates. Spain and Brazil were the countries with the highest contributions, of 37.2% and 26.1%, respectively, whilst the USA contribution to the company's total sales fell to 17.3% (19.8 percentage points lower than in 2002), for the reasons already mentioned and disregarding One Travel. The rest of the company's revenues came from the other countries in which Terra Lycos operates, with noteworthy contributions of 6.6% from Mexico and 5.0% from Chile.

Terra Lycos has maintained during this year the objective to obtain a greater efficiency and control of the operating expenses. This policy led to a significant decrease in communication costs (-21.1%) and to the containment of marketing, content and personnel expenses, with an average reduction of 31.6%.

EBITDA for the year as a whole stood at –39.5 million euros, representing an EBITDA margin of –7.2%, which was an improvement of 16.4 percentage points on the same period of 2002. In the fourth quarter, the company obtained positive EBITDA for the first time ever amounting to 7.6 million euros. The Alliance with Telefónica registered 100% coverage of the value committed, reaching a total of 78.5 million euros in the year.

Terra Lycos ended the year with a total of more than 5 million subscribers, representing a significant increase of 60.9% on the figure for the same period of the previous year. The number of paying access customers was close to 1.7 million by the end of the year, and of these a significant 643,567 were ADSL access subscribers (up by 70.0% year on year).

It should be mentioned that 66.8% of the company's total paying customers had signed up for OBP products, consisting of either communication or portal products (CSPs or OBPs). The trend noted during the rest of the year continued: customers for CSP (Communication Service Provider) products registered the highest growth (+113.0% vs. 2002) and totaled 2,156,636 users, largely due to the new Alliance entered into with Telefónica (up by 286.6% vs. 2002).

At December 31, 2003, Terra Lycos had a cash position of 1,594 million euros, placing it in a privileged position of liquidity within the sector.

During the last quarter of the year the company continued to pursue its policy of launching new products and services and establishing strategic alliances with a view to strengthening its competitive position. Among the initiatives for the last quarter, we can highlight the following: the launch by Terra España of wireless Internet access using the new WIFI technology; the agreement with MovieLink LLC to launch a new co-branded site providing Lycos users with access to Movielink's movie download service; the launch of the new multimedia health channel, Lycos Health, in partnership with Healthology, Inc., and the launch by Terra España of the "Terra Bono Libre", an Internet access product that allows users to connect a set number of minutes a day during their chosen time band, for both narrow band and ADSL access.

ATENTO GROUP

Atento Group obtained operating revenues during 2003 of 493.0 million euros, 13.7% below that of the previous year. This variation was primarily caused by the negative impact of exchange rates (-2.4% in constant euros) and the liberalization of the telephone information service in Spain. During the fourth quarter of the year, revenues increased in current euros by 0.6%, mostly due to the higher volume of telesales campaigns, particularly in Spain.

Regarding 2003 revenues breakdown, the contribution of customers outside the Telefónica Group continued to increase, representing 37% of total revenues in comparison with the 35% of the previous year. It is important to note that this percentage rose to 38% during the fourth quarter of 2003, 2 percentage points higher than in the third quarter of 2003. Among the clients outside the Telefónica Group, it should be highlighted: Mexico with BBVA-Bancomer, Colombia with Technion and Microsoft, Chile with Seguros Interamericana and Venezuela with Movilnet. In the fourth quarter, the global agreement has been closed with BBVA, a contract with Post office in Spain for next the three years and the extension of services with existing clients (Technion in Colombia, AT&T in Puerto Rico, CANTV in Venezuela, etc.).

With respect to the evolution by countries, Spain and Brazil continue to be the highest contributors in revenues (71% of total), although this percentage has fallen by 3 percentage points over the last year due to the increased revenues contribution of Mexico, Chile, Colombia and Venezuela, as well as to the 4 percentage point drop in the revenues contribution of Spain (37% at end of 2003).

Operating expenses amounted to 429.0 million euros in 2003, 16.5% less than in the same period of 2002, due to the optimization of installed capacity, the centers adjustments, mostly in Spain, Brazil and Argentina, and the negative impact of the depreciation of the Latin American currencies (-7.3% excluding this effect). This evolution in expenses reflected the cost-cutting plan carries out by the company for second consecutive year.

As a result of the good behavior in terms of revenues and cost control, cumulative EBITDA for the year rose to 66.5 million euros, 22.4% higher than in 2002 (+46.7% excluding the currency effect). In quarterly terms, fourth quarter EBITDA 2003 obtained a year over year growth of 7.3%. The cumulative EBITDA margin in the year was 13.5%, 4.0 percentage points above that registered in 2002 and 2.0 percentage points above that of the first nine months of 2003. The 18.7% EBITDA margin reached during the fourth quarter in comparison with the 17.6% during the same period of the previous year must be underlined, confirming the Atento Group as one of the most profitable companies in the “Contact Center” sector.

The operating profit for 2003 recorded a positive result of 14.3 million euros against a loss of 21.1 million euros in 2002, mainly explained by the growth in EBITDA and the decrease in depreciation (-30.7% in current euros, -19.1% in constant euros) as a result of the higher degree of maturity achieved in operations and the decrease in CapEx.

For the first time ever, the net income for the quarter was positive (3.0 million euros against the net loss of 16.0 million euros in fourth quarter 2002), allowing for a reduction in the annual net loss to 16.2 million euros (-99.1 million euros in 2002).

At operating level, the Atento Group had 25,700 positions in place at December 31, 2003, 1,065 more than in September 2003 due to the higher volume of business in Brazil and to the extension of the contract with Technion in Colombia. As compared with 2002, a drop of 1,444 positions was produced due to the closure of centers in Spain and to the exit of Japan.

The average number of occupied positions during 2003 was 18,052 (20,696 in 2002), representing a level of occupation of 74%, a decrease of 4 percentage points from last year, largely as a result of the decline in traffic in Spain due to the liberalization of the telephone information service. The revenue per occupied position remained almost stable in relation to 2002 (2,292 euros).

Finally, CapEx during the year totaled 12.9 million euros, 29.8% less than in 2002, in line with the Group's policy of platform optimization in the centers.

CONTENT AND MEDIA BUSINESS

The Content and Media business obtained operating revenues of 1,378.5 million euros at 2003 year end, 28.1% more than in 2002. This performance was mainly due to the fact that Antena 3 and its subsidiary Onda Cero were consolidated by the full integration method during the first six months of 2003, whereas in 2002 both companies were consolidated using the equity method. The contribution made by the two companies to the consolidated revenues in 2003 amounted to 303.8 million euros.

The business's consolidated EBITDA amounted to 210.3 million euros, compared with 114.5 million euros in 2002. The positive evolution of EBITDA was due primarily to the contribution of 51 million euros from Antena 3 in the first half of the year, as well as to the positive performance at ATCO and Endemol vs 2002 and the savings achieved in the Content and Media holding's general expenses and those of other business units.

Antena 3 has been fully consolidated by Telefónica Group during the first half of 2003. After that it has been removed from Telefónica's consolidation perimeter.

ATCO

In a year in which the advertising market in Argentina registered year-on-year growth of approximately 72%, Telefé became the leading television channel with a market share of 34.3%, followed by Canal 13, its main competitor, with a share of 29.8%. The good performance in audience share made it possible to achieve an aggregate advertising market share of 41.2% (in the Capital and Gran Buenos Aires areas) at year end, 4.0 percentage points more than the company's main competitor, and 6.4 percentage points higher than in the same period of the previous year.

As a result of the significant improvement in the economic and competitive environment, ATCO obtained operating revenues of 239.3 million pesos in 2003, 47.2.% more than in 2002. In turn, positive EBITDA of 16.3 million pesos was achieved, as compared with the loss of 38.1 million pesos recorded at the end of 2002.

TELEFÓNICA DE CONTENIDOS

Endemol

The cumulative revenues of the Endemol Group for 2003 amounted to 913.8 million euros, which was 5.2% more than in the previous year. Endemol obtained EBITDA of 164.6 million euros, up by 8.9% year on year, and achieved an EBITDA margin of 18%, which was 0.6 percentage points more than in 2002.

This positive progress in revenues occurred primarily in the United Kingdom and the USA, where there is strong competition in the field of audiovisual production, although the results in both cases were affected by the negative performance of exchange rates. Thus, in the United Kingdom, Endemol strengthened its position as the leading independent television producer by launching numerous successful formats in the course of the year, leading to revenue growth of 27%. In the North American market Endemol obtained year-on-year revenue growth of 16%. As regards the Endemol Group's traditional markets, France continues to be the most important, with an increase in revenues of 11%, ahead of Italy and Gestmusic Endemol in Spain.

The Endemol Group continued to pursue its policy of revenue diversification both in relation to geographical markets and new formats. In 2003 operations began in Russia with a new fully owned company. Also, in the United States, Endemol purchased the True Entertainment company in order to strengthen the Group's drama production in the US market. At the same time, Endemol continued to invest significant resources in the development of formats by fully exploiting the scope of the multiplatform concept (merchandising, telephone calls, text messaging, content marketing through the Internet, etc...).

COMPANIES INCLUDED IN EACH FINANCIAL STATEMENT

Based on what was indicated at the start of this report, the results breakdown of Telefónica Group are detailed according to the business in which the Group has a presence. The main differences between this view and the one that would apply to what had been made clear adhering to the legal structure, are the following:

  Telefónica, S.A. directly participates in the share capital of Endemol Entertainment Holding, N.V., which have been included in Telefónica de Contenidos Group. Furthermore, the results from the participation, and following divestiture, in Antena 3 de Televisión, S.A., have been integrated within the Telefónica de Contenidos Group results, although it has been participated directly by Telefónica S.A. through a part of the year. The results from the Sogecable stake have been also assigned to Telefónica de Contenidos Group, even though a part of the investment is legally dependent upon Telefónica, S.A.

  The investment in Telefónica Deutschland (previously Mediaways), participated through a part of the year 2002 by Telefónica S.A., has been included in that fiscal year results of Telefónica Data for the maintenance of the presentation of the Group results according to a vision of business lines.

  Telefónica Holding Argentina, S.A. holds 26.82% of Atlántida de Comunicaciones, S.A. (ATCO) and 26.82% of AC Inversora, S.A. which, for those purposes, are considered to be part of Telefónica de Contenidos Group, consolidating 100% share capital of both companies.

  In the case of Compañía de Telecomunicaciones de Chile, S.A. (CTC), participated by Telefónica Latinoamérica, the activities of the mobile telephony business in Chile has already been assigned to the mobile business, and the activity of data transmission to Telefónica Data.

  The activities of the data business in Brazil, participated by Telecomunicaciones Sao Paulo, S.A. -Telesp-, (dependent to Telefónica Latinoamérica), and by Telefónica Data, have been assigned to Telefónica Data in this presentation by business lines.

  In the case of Telefónica de Argentina (TASA), participated by Telefónica Latinoamérica, Telinver has been assigned to the directories business, in line with our vision for the total Telefónica´s directories business.

  Telefónica International Wholesale Services, S.L. directly participated by Telefónica Datacorp S.A., has been consolidated within the Emergia Group. Additionally, the combined results from Emergia Group and Data Group are presented under Telefónica Empresas Group denomination.

  Following the agreement during the months of December 2001 and February 2002 with Iberdrola S.A., Telefónica S.A. acquired several participations in both fixed and cellular companies in Brazil. These participations were included in the year 2002 in the fixed line business in Latin América and cellular business until its definitive contribution to them, according to the presentation of Telefónica results by global business lines.

KEY HOLDINGS OF THE TELEFÓNICA GROUP AND ITS SUBSIDIARIES

SIGNIFICANT EVENTS

  On February 19, 2004, the Telefónica Móviles Board of Directors agreed to propose to the Annual General Shareholders’ Meeting the payment of a gross dividend of 0.1838 euros per share charged to 2003 earnings. The proposed dividend, which has a total value of 796 million euros, represents an increase of 5% over the previous year’s dividend.

  On February 11, 2004, the TPI Board of Directors agreed to bring for approval at the General Meeting, the distribution of the dividend payment proposal. The dividend will amount to 92.06 million euros, or 0.25 euros per share, representing a 129.3% increase over 2002, and equivalent to 102.2% of the Group’s net profit, and 147.2% of TPI Spain’s net profit.

  On December 17, 2003, the Telefónica, S.A. Board of Directors agreed to bring before the shareholders for approval at the 2004 Annual General Meeting, the distribution of the dividend of 0.40 euros in two payments of identical amounts (0.20 euros per share in each), the first on May 14th, 2004 and the second on November 12th, 2004.

  On December 16, 2003, the Board of Directors of Terra approved the acquisition by Terra of 26,525,732 shares of Terra held by Citibank N.A. as agent in the options schemes undertaken by the company due to the integration of Lycos, Inc. These shares represent 4.41% of the stock capital.

The objective of the acquisition of the said shares is to realize the new tax credit arising in the year 2004 and, if appropriate, in later years. That realization is achieved through integration of Terra in the consolidated tax regime of the Telefónica Group in the year 2004, as once the acquisition is performed, the percentage of Telefónica, S.A. amounts to 75.29% of the effective capital of Terra (stock capital minus treasury stock).

The definitive inclusion of Terra Group companies within the tax consolidation regime of the Telefónica Group, must be approved by the respective Shareholders General Meetings of the companies that will become part of the Telefónica, S.A. Consolidated Group.

  On December 4, 2003, Telefónica’s Board of Directors Commitee for Appointments and Compensation agreed to put forward Joaquín Agut Bonfills as CEO of Endemol and Joaquín Faura Batlle as CEO of Terra. Both appointments were later confirmed by each respective Board of Directors.

Alberto Horcajo Aguirre was named head of Resources –he remains CEO of Atento.

This concluded the restructuring of Telefónica Group’s organisational structure which now looks like this: 1/ Three core businesses: Telefónica Móviles, Telefónica de España, Telefónica Latinoamérica; 2/ A new Subsidiaries area, which encompasses TPI, Endemol and Telefónica Contenidos, which will be overseen by Guillermo Fernández-Vidal; 3/ A simple and lean Corporate Centre, comprising just five areas: Finance and Shared Resources; Development, Planning and Regulation; General Secretariat; Corporate Communications; and Audit and Management Resources.

  On November 28, 2003, for the purpose of fulfilling the obligation of disposing of one of the equity stakes held in television public service concessionaire companies, laid down in the November 29th, 2002 Resolution of the Spanish Council of Ministers, Telefónica sold on the market some 2,317,891 shares of the company “Antena 3 de Televisión, S.A.”, representing 4.17% of the said company’s share capital. The sale was executed by means of the block trading system at a price of € 34.00 per share.

CHANGES TO THE PERIMETER AND ACCOUNTING CRITERIA OF CONSOLIDATION

In the year 2003, the following changes have occurred in the consolidation perimeter:

TELEFÓNICA GROUP S.A.

  On January 7, 2003, Telefónica, S.A. and its subsidiary Telefónica de Contenidos exercised their call option rights to acquire 19,532,625 shares of Antena 3 de Televisión, S.A. from Banco Santander Central Hispano, S.A., representing 11.719% of the share capital and purchased by the Group company, Corporación Admira Media. After this transaction, Grupo Telefónica reached a 59.24% stake in the capital of Antena 3 de Televisión.
Subsequently during 2003, Telefónica Group undertook a process of divestiture in this company, beginning on April 30, 2003 with the acceptance of an offer presented by Grupo Planeta for a 25.1% holding in the capital of Antena 3 de Televisión for 364 million euros. This sale was subject to the resolutory condition, already met, of the shares of Antena 3 de Televisión being admitted to listing on the Spanish stock market.

On the other hand, the General Meeting of shareholders of Telefónica of April 11, 2003 approved the distribution of shares representing 30% of Antena 3 de Televisión, S.A. equity capital as a dividend in kind to shareholders. This distribution took place in October after being quoted on the Spanish stock market.

Lastly, during October and November, Telefónica, S.A. completed the sale in the stock market of all the 2,928,893 shares remaining in its portfolio, amounting 95.72 million euros.

These transactions carried out during 2003, leading to the divestiture of Telefónica Group´s stake in Antena 3 de Televisión, S.A. have resulted in a recorded profit of 392.29 million euros. The company, accounted in 2002 using the equity method, was included using the full integration method in the first six months of 2003 and was then removed from the consolidation perimeter.

  In January, the Mexican company Fisatel Mexico, S.A. de C.V. was incorporated with an initial share capital of 5 million Mexican pesos, comprising 500 shares of 100 mexican pesos each. Later, the company increased capital by 4.95 million mexican pesos. Telefónica Group subscribed all of the shares that made up the capital of the new company. The company was incorporated to the perimeter of consolidation of Telefónica Group using the full integration method.

  In January, Telefónica, S.A., acquired 376,000 shares in its subsidiary Telefónica Móviles, S.A. for the sum of 2.43 million euros. Following this purchase, the new stake of Telefónica Group in its subsidiary is 92.44%. The company continues to be included in the consolidation perimeter of Telefónica Group using the full integration method.

  In February, Telefónica, S.A. acquired 9,669 shares of the Dutch subsidiary Endemol Entertainment Holding, N.V. for the sum of 0.34 million euros. Following this transaction, Telefónica Group reached a 99.49% stake in the capital of the Dutch company, which continues to be included in the consolidation perimeter of Telefónica Group using the full integration method.

  In April and May, respectively, Telefónica Capital, S.A., a wholly-owned subsidiary of Telefónica, S.A., set up a collective investment institution management company called Fonditel Gestión, Sociedad Gestora de Instituciones de Inversión Colectiva, S.A. and a brokerage company called Fonditel Valores, Agencia de Valores, S.A., subscribing the total number of shares that make up the capital share of both companies and paying in 1.5 million euros and 3 million euros, respectively. Both companies have been included in the consolidation perimeter of Telefónica Group using the full integration method.

  All the capital share of Playa de Madrid, S.A., participated by Telefónica, S.A. has been sold. This company, which in 2002 was integrated in the Telefónica Group financial statements using the full integration method, has been removed from the consolidation perimeter.

  The companies Pléyade Argentina, S.A., Pléyade Perú Corredores de Seguros, S.A.C., TGP Brasil Corretora de Seguros e Resseguros, Ltda. and Pléyade México, Agente de Seguros y de Fianzas, S.A. de C.V., which are all subsidiaries of Pléyade Peninsular, Correduría de Seguros y Reaseguros of Telefónica Group, S.A. have all been incorporated in the Telefónica Group financial statements using the full integration method.

  Telefónica Ingeniería de Seguridad, S.A., a wholly-owned subsidiary of the Telefónica Group, took part in setting up the company Telefónica Ingeniería de Seguridad México, S.A. de C.V., by subscribing to and paying in 0.34 million euros relating to 65% of the new company's capital stock. The company has been included in the financial statements of Telefónica Group using the full integration method.

  In July, Telefónica, S.A. settled the Public Offer for the Acquisition of Shares in Terra Networks, S.A., acquiring 202,092,043 shares in the company at a price of 5.25 euros each, which is 33.6% of the total capital. Following this operation, Telefónica holds 71.97% of Terra’s equity capital. In the month of December the effective participation of the Telefónica Group in the Terra Group has risen to 75.29%, as it is indicated in the section corresponding to the Terra Group. The company continues to be included in the consolidation perimeter of the Telefónica Group using the full integration method.

  In virtue of the Strategic Alliance Framework Agreement signed on February 11, 2000 between Telefónica and Banco Bilbao Vizcaya, S.A. (BBVA), the Dutch-based subsidiary of Grupo Telefónica, Atento NV, undertook several capital increases in November to provide entry to the BBVA Group as a new partner through the subsidiary General de Participaciones Empresariales, S.L. Following these transactions, the share capital and paid-in capital of the Dutch company have been increased by 20.76 million euros. Of this, Telefónica, S.A. subscribed to and made a cash payment of 20 million euros. In turn, BBVA Group subscribed to and made a cash payment of 4,000 euros and the remainder, 0.76 million euros, was subscribed by means of a non-cash contribution of a 100% shareholding in Procesos Operativos, S.A. Following the entry of the new partner, Telefónica, S.A. decreased its share capital in the Dutch company from 100% to the 91.35% currently held. Atento NV continues to be included in the consolidation perimeter of Grupo Telefónica using the full integration method and Procesos Operativos, S.A. has been included in the consolidation perimeter of Grupo Telefónica using the full integration method.

  In December, the 100% subsidiary Telefónica Consultora y Servicios, S.A. was taken over by its parent company Telefónica Consultora de Proyectos, S.A. Subsequently during the same month, Telefónica Consultora de Proyectos, S.A., in turn a 100% subsidiary of Telefónica, S.A., was dissolved and liquidated. As a result, both companies have been removed from the consolidation perimeter of Telefónica Group, where they were included using the full integration method.

  Also in December, the 100% subsidiaries of Telefónica Group, Urbana Ibérica, S.A., Telefonica North America, Inc. and the Dutch company Emergia Holding, N.V. were dissolved and liquidated. All of these companies were included in the consolidation perimeter of Telefónica Group using the full integration method, have been removed from the consolidated perimeter.

TELEFÓNICA DE ESPAÑA GROUP

  In line with the restructuring process of its group of companies, Telefónica Cable, S.A., a wholly owned subsidiary of Telefónica de España, S.A., has taken over the following local operator companies: Telefónica Cable Madrid, S.A., Telefónica Cable Ceuta, S.A., Telefónica Cable Melilla, S.A., Telefónica Cable Aragón, S.A., Telefónica Cable Catalunya, S.A., Telefónica Cable Castilla y León, S.A., Telefónica Cable Euskadi, S.A., Telefónica Cable Cantabria, S.A., Telefónica Cable Murcia, S.A., Telefónica Cable Andalucía, S.A., Telefónica Cable La Rioja, S.A. and Telefónica Cable Navarra, S.A. All of these companies were included in the consolidation perimeter of Grupo Telefónica using the full integration method and were removed during the year.

  It has also acquired 17% of the capital share of Telefónica Cable Extremadura, S.A. for 0.10 million euros. With this purchase, the Telefónica Group becomes the owner of 100% of the capital share of the aforementioned company, which continues to be included in the consolidation perimeter of Telefónica Group using the full integration method.

  Moreover, within the entry “Other participations”, the disposal of a 1.18% holding in the share capital of Inmarsat Venture, plc. took place for 14.12 million euros.

TELEFÓNICA INTERNACIONAL GROUP

  As a result of the cancellation by US-based Infonet Services Corporation of its treasury stock in the current fiscal year, Telefónica International Group has increased its stake in the company from 14.32% to 14.53%. The company continues to be included in the financial statements of Telefónica Group using the equity method.

  On July 29, 2003, Telefónica Empresas CTC Chile, S.A. recognized the decision of Inversiones Santa Isabel Limitada to exercise its anticipated call option on the remaining 35% of Sonda, S.A. This transaction has led to a capital loss for Telefónica Group of 11.14 million euros. The company, which was included in the financial statements of the Telefónica Group using the equity method, has been removed from the consolidation perimeter.

  On September 1, 2003, Compañía de Telecomunicaciones de Chile S.A., a 43.64%-owned subsidiary of Telefónica Internacional, S.A., sold 100% of the shares it owned in Compañía de Telecomunicaciones de Chile S.A – Isapre, S.A., generating a capital loss for the Telefonica Group of 0.29 million euros. The company, which was included in the financial statements of the Telefónica Group using the full integration method, has been removed from the consolidation perimeter.

TELEFÓNICA EMPRESAS

  The U.S. companies Katalyx Food Service, Llc; Katalyx Sip, Llc; Katalyx Cataloguing, Inc; and Katalyx Construction, Inc; all of them 100% subsidiaries of the company Katalyx, Inc, were liquidated. These companies, which in 2002 were integrated into the consolidation perimeter of Telefónica Group using the full integration method, have been removed from the consolidation perimeter.

  Telefónica Data Colombia, S.A. increased its capital share in May in order to admit a new shareholder. As a result, the Telefónica Group percentage fell from 100% to 65%. The company continues to be included in the consolidation perimeter of the Telefónica Group using the full integration method.

  Telefónica Soluciones de Informática and Comunicaciones de España, S.A. (formerly Telefónica Sistemas, S.A.), a wholly owned subsidiary of Telefónica Datacorp, S.A., the Group's parent company, purchased 100% of the Spanish company Telefónica Mobile Solutions, S.A. from Telefónica Móviles, S.A. in June for 1.13 million euros. As a result of this transaction, the Telefónica Group's effective shareholding rose from 92.43% to 100%. The company continues to be included in the consolidation perimeter of the Telefónica Group using the full integration method.

  The subsidiary Telefónica Data Argentina, S.A., in which Telefónica Datacorp, S.A. owns a 97.92% shareholding, bought 20% of the Argentinean company Tyssa, Telecomunicaciones y Sistemas, S.A., which was owned by the Telefónica Internacional Group in the month of June. As a result, Telefónica Data Argentina now controls 100% of Tyssa's shares. Following this transaction, the Telefónica Group's effective shareholding in this company fell from 98.34% to 97.92%. Subsequently, in the month of September Tyssa has been absorbed by its parent company.

  In October, Telefónica DataCorp, S.A. acquired all of the shares held by Telefónica, S.A. in the American company Katalyx, Inc., representing 99.9% of its share capital. The company continues to be included in the consolidation perimeter of Telefónica Group using the full integration method.

  Also in October, the 34% stake of Telefónica DataCorp, S.A. in Atlanet was disposed of for 24.79 million euros, leading to a capital loss on the sale of 25.78 million euros. The company has been removed from the consolidation perimeter of Grupo Telefónica, in which it was included in 2002 using the equity method.

TELEFÓNICA MÓVILES GROUP

  On April 25, 2003, Telesp Celular Participações, S.A. (TCP), 65.12%-owned by Brasilcel, N.V., acquired 61.10% of common voting shares in the Brazilian company Tele Centro Oeste Participações, S.A. (TCO) from the Brazilian company Fixel (controlled by the Splice Group), representing 20.37% of its share capital, for 1,505.5 million Brazilian reais.

  In application of Brazilian legislation, in October 2003 TCP requested a public tender offer for the remaining common voting shares in TCO in hands of minority shareholders. The acceptance period for this tender offer ended on November 18, 2003 and resulted in TCP’s acquisition of a 74.23% stake out of the shares at which the offer was launched. Together with its current stake TCP reached 86.58% of ordinary shares in TCO (90.73% without including the treasury stock owned by TCO), representing 28.87 of total share capital (29.31% without treasury stock). The amount paid for this additional percentage rose to 538.8 million Brazilian reais. This company is included in the consolidated financial statements of Brasilcel that, in turn, is included in Telefónica Group using the proportional integration method.

Although TCP had announced their intention to make an exchange (or incorporation) of TCO shares by means of which it would become his unique shareholder, this exchange was canceled the 12 of January of 2004 as a result of the opinion expressed by the Comisión del Mercado de Valores Brasileña (CVM) what, in opinion of the Board of Directors of TCP and TCO, it advised to lapse the previous proposal.

  Telefónica Móviles, S.A. has purchased 20% of the Spanish company Telefónica Móviles Interacciona, S.A. (formerly Terra Mobile, S.A.), from Terra Networks, S.A., bringing its shareholding in the company to 100% of the capital stock. The percentage effectively held by the Telefónica Group in this company has increased from 81.66% to 92.44%. The company continues to be included in the consolidation perimeter of the Telefónica Group using the full integration method. Subsequently, on June 24, 2003, Telefónica Móviles Interacciona, S.A. took over Termespa, S.A..

  The Moroccan company Médi Telecom, S.A. increased its capital in July, 29, 2003. Telefónica Móviles Group increased its stake in the company from 31.34% to the present 32.18% paying 21.23 million euros. The company continues to be included in the consolidation perimeter of the Telefónica Group using the equity method.
  In September, Telefónica Móviles, S.A. constituted Telefónica Móviles Puerto Rico, Inc. with an initial capital share of 40,000. The company has been included in the consolidation perimeter of the Telefónica Group using the full integration method.

  On December 23, 2003 Telefónica Móviles España, S.A. and Mobilkom Austria Aktiengesellschaft & Co KG (Mobilkom) reached an agreement for the latter to acquire 100% of the capital stock of 3G Mobile Telecommunications GmbH, the Austrian subsidiary of Telefónica Móviles España and holder of the third-generation (UMTS) mobile telephony licence. The sale price of the company rose to 13.65 million euros. The company, which was included in the financial statements of Grupo Telefónica during the previous year using the full integration method, has been removed from the consolidation perimeter.

TPI GROUP

  In January, TPI Group constituted the Spanish company 11888 Servicio Consulta Telefónica, S.A. with an initial share capital of 60,200 euros. The company was included in the Telefónica Group consolidated financial statements using the full integration method.

  In July, the Brazilian company Telefónica Publicidade e Informação, Ltda. owned by Telefónica Publicidad e Información, S.A. and Telefónica Internacional, S.A., simultaneously reduced and increased capital, in which Telefónica Publicidad e Información, S.A. subscribed and paid in the entire capital share, becoming the sole company shareholder. Telefónica Group decreased its stake in the company from 79.55% to 59.90%. The company continues to be included in the consolidation perimeter of the Telefónica Group using the full integration method.

  In September, Buildnet, S.A. simultaneously reduced and increased capital to 61,000 euros, which was subscribed and fully paid in by the subsidiary of Telefónica Publicidad e Información, S.A., Goodman Business Press, S.A. Following this operation, Telefónica Group has increased its share in this company from 58.46% to the present 59.90%. The company continues to be included in the consolidation perimeter of the Telefónica Group using the full integration method.

TERRA LYCOS GROUP

  In January 2003, an agreement was reached with BBVA for the integration of Uno-e Bank, S.A. in the branch of activity of consumer business of Finanzia, Banco de Crédito, S.A. Subsequently, at an extraordinary shareholders' meeting of Uno-e Bank, S.A. (held on April 23, 2003), Terra Networks, S.A. and BBVA approved a capital increase at Uno-e Bank, S.A., which was fully subscribed by Finanzia Banco de Crédito, S.A. (wholly-owned by BBVA) by means of the non-cash contribution of the branch of activity of its consumer business. As a result of this transaction, Terra Networks, S.A. now owns a 33% shareholding in Uno-e Bank, S.A., instead of the 49% that it owned at the end of 2002, being removed from the consolidation perimeter of the Telefónica Group.

  The subsidiaries Terra Networks Uruguay, S.A., Terra Global Management, Inc., Bumeran Participaciones, S.L. and Emplaza, S.A., the first two wholly-owned, the third 84.2%-owned and the fourth 80%-owned by Terra Group, which in 2002 were consolidated using the full integration method, have been removed from the consolidation perimeter of the Telefónica Group. These societies are being eliminated or they are in dissolution process.

  The Terra Group has increased by 15.08% its holding in the capital share of the US company One Travel.com, Inc. to 54.15%, in a transaction involving the disbursement of 3.3 million euros. The company, which in 2002 was integrated in the Telefónica Group financial statements using the equity method, is now incorporated using the full integration method since April 2003.

  In December, Terra Networks, S.A. acquired 26,525,732 shares in Citibank N.A. as an agent of the share option plan in the company after the purchase of Lycos, Inc. Terra Networks, S.A. continued to guarantee coverage of the option plan for employees through shares that are now in treasury stock. Following this transaction, Grupo Telefónica increased its 71.97% effective stake to the 75.29% held at December 31, 2003. The company continues to be included in the consolidation perimeter of Grupo Telefónica using the full integration method.

ATENTO GROUP

  On May 23, 2003, Atento Teleservicios España, S.A. subscribed and paid in the entire capital share of the newly formed company Atento Servicios Técnicos y Consultoría, S.L., consisting of 3,006 shares of 1-euro face value each. The company has been included in the consolidation perimeter of the Telefónica Group using the full integration method.

  On July,3, 2003, Atento Teleservicios España, S.A. subscribed and paid in the entire capital share of the newly formed company Servicios Integrales de Asistencia y Atención, S.L., consisting of 3,006 shares of 1-euro face value each. The company has been included in the consolidation perimeter of the Telefónica Group using the full integration method.

  Atento North America, Inc., a company wholly owned by Atento Holding, Inc., is no longer included in the consolidation perimeter of the Telefónica Group because it has been liquidated on January, 1, 2003.

  Atento Teleservicios España, S.A. has taken over its wholly owned subsidiary, Gestión de Servicios de Emergencia y Atención al Ciudadano, S.A., on April 14,2003 was absorbed by that which has therefore been removed from the consolidation perimeter.

  In June, Atento Group's, disposed of 70% of the shares it owned in Atento Pasona, Inc. This company, which in 2002 was consolidated using the full integration method, has been removed from the consolidation perimeter.

  Atento Asia Pacific, Inc., which was included in the consolidation perimeter of Telefónica Group in 2002 using the full integration method, was removed due to liquidation on October 21, 2003.

  On December 1, 2003, Atento Teleservicios España, S.A. acquired a 100% share capital in Leader Line, S.A. The company was included in the consolidation perimeter of Grupo Telefónica using the full integration method.

TELEFÓNICA DE CONTENIDOS GROUP

  Telefónica de Contenidos, S.A. sold 100% of the Spanish company Famosos, Artistas, Músicos y Actores, S.A.U. (FAMA), which caused a negative result for Telefónica Group of 1.06 million euros. The company, which in 2002 was shown in the consolidated financial statements of Telefónica Group using the full integration method, has been removed from the consolidation perimeter.

  The Dutch company Fieldy, B.V. and the American company Líderes Entertainment Group, Inc, in which Telefónica de Contenidos holds 51% and 49% of the capital, respectively, based on management criteria, went on to be recorded in the accounts of Telefónica Group by the equity method.

  As part of the process of integration of DTS Distribuidora de Televisión Digital, S.A. (Vía Digital) and Sogecable, S.A., in the first half of 2003, Telefónica de Contenidos, S.A. acquired shares representing 12.63% of the capital share of Distribuidora de Televisión Digital, S.A. (Vía Digital), amounting 165.6 million euros. Likewise, there was a process to convert obligations into shares for the sum of 164.3 million euros and a subsequent capital increase for the sum of 949.84 million euros. As a result of these transactions, Telefónica de Contenidos' shareholding in Vía Digital prior to its merger with Sogecable amounted to 96.64%.

On July 2, 2003, Telefónica de Contenidos, S.A. subscribed the capital increase of Sogecable, S.A., contributing the shares it owned in Vía Digital. As a result of the operation, Telefónica Group acquired 28,008,149 shares in the capital increase, which is a 22.228% share in Sogecable’s equity capital. The company Vía Digital, which was consolidated during financial year 2002 using the equity method, has been removed from the consolidation perimeter. S In October, Telefónica, S.A. acquired 2,020,000 shares in Sogecable, S.A. for 41.91 million euros, reaching 23.83% stake Telefónica Group in the company. These transactions led to a consolidation goodwill amortization of 607.23 million euros. Sogecable, S.A. has been included in the consolidation perimeter of the Telefónica Group using the equity method.

Likewise, as a result of the financing granted to Sogecable S.A. during 2003 by means of a subordinated loan suscription, Telefónica de Contenidos received, through its stake in the before-mentioned loan, 1,241,990 call-options rights (warrants) on Sogecable shares, valued at 11,22 million euros.

  On July 16, 2003 and within the framework of the integration process of digital platforms, Gestora de Medios Audiovisuales Fútbol, S.L. sold its 40% share in the capital share of Audiovisual Sport, S.L. to Gestión de Derechos Audiovisuales y Deportivos, S.A., a company belonging to the Sogecable Group. The company, which was included in the consolidation perimeter of the Telefónica Group using the equity method, has been removed from the consolidated financial statements of the Group.

  On 21 July, 2003 Telefónica de Contenidos, S.A. sold its share in Tick, Tack, Ticket, S.A. The 47.5% stake in its capital share was transferred in the same operation together with another participation of the same amount in this company by Banco Bilbao Vizcaya Argentaria, S.A. This disposal has generated a negative accounting result for the Telefónica Group of 0.13 million euros.

  On November 13, 2003, Telefónica de Contenidos, S.A. sold its stake in Euroleague Marketing, S.L. to Sogecable, S.A.

  On December 22, 2003, liquidation of Interocio Games, S.A. 50% owned by Telefónica de Contenidos, was completed. The company, which was included in the financial statements of Telefónica Group during the previous year using the equity method, has been removed from the consolidation perimeter.

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DISCLAIMER

This document contains statements that constitute forward looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Spanish Market Regulator

For additional information, please contact.

Investor Relations
Gran Vía, 28	Tel: +34 91 584 4700
28013 Madrid (Spain)	Fax: +37 91 531 9975
Email:
ezequiel.nieto@telefonica.es	www.telefonica.com/ir
dmaus@telefonica.es
dgarcia@telefonica.es

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	February 26, 2004	By:	/s/ Santiago Fernández Valbuena
			Name:	Santiago Fernández Valbuena
			Title:	Chief Financial Officer